THE NORTH WEST COMPANY

Gibraltar House
77 Main Street
Winnipeg, Manitoba
R3C 2R1
Phone: (204) 943-0881
www.northwest.ca

RECEIVED
2009 JAN -5 A 8:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

December 17, 2008

09045021

Office of International Corporate Finance
The U.S. Securities & Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549
U.S.A.

SUPPL

Dear Sir or Madam:

NORTH WEST COMPANY FUND REPORTS THIRD QUARTER RESULTS
EXEMPTION NUMBER 82-34737

Attached please find the following documents, which have been filed on System for Electronic Document Analysis and Retrieval (SEDAR).

1. Certification of Interim Filings – President & CEO
2. Certification of Interim Filings – CFO
3. Third Quarter Interim Financial Statements
4. Interim MD&A – Third Quarter
5. News Release – Third Quarter

PROCESSED
JAN 12 2009
THOMSON REUTERS

Should you require further information, please feel free to contact me at contact information listed below.

Yours truly,

Natalija Zmavc
Director, Taxation, Treasury &
Assistant Corporate Secretary

Telephone: (204) 934-1782
Fax: (204) 934-1455
Email Address: nzmavc@northwest.ca

ENTERPRISING · SINCE 1668

Northern NorthMART GIANT TIGER AC

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, EDWARD S. KENNEDY, President & Chief Executive Officer of North West Company Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of North West Company Fund (the issuer) for the interim period ended October 31, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filing are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: December 11, 2008

Edward S. Kennedy
President & Chief Executive Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, LÉO P. CHARRIÈRE, Executive Vice-President & Chief Financial Officer of North West Company Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of North West Company Fund (the issuer) for the interim period ended October 31, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filing are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: December 11, 2008

Léo P. Charrière
Executive Vice-President & Chief Financial Officer

CONSOLIDATED BALANCE SHEETS

(unaudited, $ in thousands)	October 31 2008	October 31 2007	January 31 2008
ASSETS			
Current assets			
Cash	$ 28,121	$ 25,719	$ 21,732
Accounts receivable	59,676	60,541	62,759
Inventories (Note 2)	198,231	152,233	162,481
Prepaid expenses	6,513	3,537	3,604
Future income taxes	447	2,192	3,485
Total Current Assets	292,988	244,222	254,061
Property and equipment	243,456	192,399	227,974
Other assets	22,053	20,187	19,033
Goodwill	39,201	-	26,882
Future income taxes	7,031	7,626	1,720
Total Assets	$ 604,729	$ 464,434	$ 529,670
LIABILITIES			
Current liabilities			
Bank advances and short-term notes (Note 3)	$ 9,002	$ 72,409	$ 4,336
Accounts payable and accrued liabilities	104,011	73,565	109,877
Income taxes payable	3,194	5,636	2,053
Current portion of long-term debt (Note 4,5)	48,671	17,805	18,633
Total Current Liabilities	164,878	169,415	134,899
Long-term debt (Note 4)	165,034	38,102	136,864
Asset retirement obligations	1,644	1,566	1,606
Total Liabilities	331,556	209,083	273,369
EQUITY			
Capital	165,133	165,205	165,133
Unit purchase loan plan (Note 6)	(11,407)	(12,441)	(12,342)
Contributed surplus	1,567	970	970
Retained earnings	109,698	100,536	100,526
Accumulated other comprehensive income (Note 8)	8,182	1,081	2,014
Total Equity	273,173	255,351	256,301
Total Liabilities and Equity	$ 604,729	$ 464,434	$ 529,670

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(unaudited, $ in thousands)	**Three Months Ended October 31 2008**	Three Months Ended October 31 2007	**Nine Months Ended October 31 2008**	Nine Months Ended October 31 2007
SALES	**$ 359,081**	$ 255,715	**$ 1,016,907**	$ 746,480
Cost of sales, selling and administrative expenses	**(325,559)**	(228,261)	**(926,821)**	(671,439)
Net earnings before amortization, interest and income taxes	**33,522**	27,454	**90,086**	75,041
Amortization	**(8,126)**	(6,514)	**(23,644)**	(19,560)
	25,396	20,940	**66,442**	55,481
Interest	**(2,385)**	(1,797)	**(6,510)**	(5,005)
	23,011	19,143	**59,932**	50,476
Provision for income taxes	**(946)**	(663)	**(4,198)**	(6,343)
NET EARNINGS FOR THE PERIOD	**$ 22,065**	$ 18,480	**$ 55,734**	$ 44,133
Retained earnings, beginning of period as previously reported	**103,114**	95,118	**100,526**	93,253
Accounting policy changes (Note 2)	**-**	-	**(119)**	(83)
Retained earnings, as restated	**103,114**	95,118	**100,407**	93,170
Distributions (Note 10)	**(15,481)**	(13,062)	**(46,443)**	(36,767)
RETAINED EARNINGS, END OF PERIOD	**$ 109,698**	$ 100,536	**$ 109,698**	$ 100,536
NET EARNINGS PER UNIT				
Basic	**$ 0.46**	$ 0.39	**$ 1.17**	$ 0.93
Diluted	**$ 0.46**	$ 0.39	**$ 1.16**	$ 0.92
Weighted Average Number of Units Outstanding (000's)				
Basic	**47,722**	47,659	**47,717**	47,632
Diluted	**48,433**	48,412	**48,427**	48,408

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(unaudited, $ in thousands)	**Three Months Ended October 31 2008**	Three Months Ended October 31 2007	**Nine Months Ended October 31 2008**	Nine Months Ended October 31 2007
NET EARNINGS	**$ 22,065**	$ 18,480	**$ 55,734**	$ 44,133
Unrealized gains (losses) on translation of financial statements from a self sustaining operation in U.S. dollar functional currency to Canadian dollar reporting currency	**5,586**	(1,977)	**6,168**	(3,601)
Other comprehensive income (loss) (Note 8)	**5,586**	(1,977)	**6,168**	(3,601)
COMPREHENSIVE INCOME	**$ 27,651**	$ 16,503	**$ 61,902**	$ 40,532

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, $ in thousands)	Three Months Ended October 31 2008	Three Months Ended October 31 2007	Nine Months Ended October 31 2008	Nine Months Ended October 31 2007
CASH PROVIDED BY (USED IN)				
Operating Activities				
Net earnings for the period	$ 22,065	$ 18,480	$ 55,734	$ 44,133
Non-cash items				
Amortization	8,126	6,514	23,644	19,560
Future income taxes	(1,833)	(515)	(1,677)	(1,242)
Unit purchase loan plan compensation (Note 7)	597	-	597	587
Amortization of deferred financing costs	47	47	140	140
(Gain) Loss on disposal of property and equipment	20	(35)	30	426
	29,022	24,491	78,468	63,604
Change in non-cash working capital	(1,074)	(8,185)	(26,481)	(16,240)
Change in other non-cash items	(530)	(1,672)	(2,750)	(1,933)
Operating activities	27,418	14,634	49,237	45,431
Investing Activities				
Business acquisition (Note 13)	(1,466)	-	(7,656)	-
Purchase of property and equipment	(14,384)	(15,145)	(28,152)	(30,047)
Proceeds from disposal of property and equipment	12	51	3,294	184
Investing activities	(15,838)	(15,094)	(32,514)	(29,863)
Financing Activities				
Change in bank advances and short-term notes	(1,772)	10,647	3,194	50,828
Net repayments (purchases) under unit purchase loan plan	112	103	935	(948)
Increase in long-term debt	12,564	-	56,089	-
Repayment of long-term debt	(111)	(18)	(18,304)	(20,224)
Distributions (Note 10)	(15,481)	(13,062)	(52,248)	(41,605)
Financing activities	(4,688)	(2,330)	(10,334)	(11,949)
NET CHANGE IN CASH	$ 6,892	$ (2,790)	$ 6,389	$ 3,619
Cash, beginning of period	21,229	28,509	21,732	22,100
CASH, END OF PERIOD	$ 28,121	$ 25,719	$ 28,121	$ 25,719
Supplemental disclosure of cash paid for:				
Interest expense	$ 1,783	$ 724	$ 6,251	$ 4,577
Income taxes	$ 1,582	$ 1,657	$ 5,979	$ 5,130

See accompanying notes to consolidated financial statements.

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

1. Accounting Presentations and Disclosures

The unaudited interim period consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). These interim financial statements follow the same accounting policies and their methods of application as the 2007 annual financial statements, except as described in Note 2. Not all disclosures required by generally accepted accounting principles for annual financial statements are presented, and accordingly, the interim financial statements should be read in conjunction with the audited annual consolidated financial statements and the accompanying notes included in the North West Company Fund's 2007 Management's Discussion & Analysis and Consolidated Financial Statements report. All amounts are expressed in Canadian dollars unless otherwise noted.

2. Accounting Policy Changes

Inventories

Effective February 1, 2008 the Company adopted the new accounting standard issued by the Canadian Institute of Chartered Accountants (CICA) section 3031 Inventories which is effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2007. Section 3031 provides guidance on the determination of cost and requires inventories to be measured at the lower of cost and net realizable value. The cost of inventories includes the cost to purchase and other costs incurred in bringing the inventories to their present location and condition. Costs such as storage costs and administrative overheads that do not contribute to bringing the inventories to their present location and condition are specifically excluded from the cost of inventories and are expensed in the period incurred. Reversals of previous write-downs to net realizable value are now required when there is a subsequent increase in the value of the inventories. The cost of inventories should be determined using either a first-in, first-out or weighted average cost formula. Techniques for the measurement of cost of inventories, such as the retail method may be used if the results approximate actual cost. The new standard also requires additional disclosures regarding the accounting policies used in measuring the inventories, the carrying value of the inventories, the amount of inventories recognized as an expense during the period, the amount of write-downs during the period and the amount of any reversal of write-downs that is recognized as a reduction of expenses.

The Company values inventories at the lower of cost and net realizable value. Costs include the cost to purchase net of vendor allowances and other costs, such as transportation, that are directly incurred to bring inventories to their present location and condition. The cost of warehouse inventories is determined by the weighted average cost. The cost of store inventories is determined primarily using the retail method of accounting for general merchandise inventories and the cost method on a first-in, first-out basis for food inventories. The Company defines net realizable value as the anticipated selling price. Inventories are written down to net realizable value when the cost of inventories is estimated to be greater than the anticipated selling price. When circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in selling price, the amount of the write-down previously recorded is reversed. Storage costs, administrative overheads and selling costs related to the inventories are expensed in the period the costs are incurred.

This change in accounting policy has been implemented retroactively without restatement of comparative financial statements in accordance with the transitional provisions. Upon adoption of this accounting standard, the Company recorded a decrease in opening inventories of $221,000, an increase in opening future income tax assets of $102,000, and a decrease to opening retained earnings of $119,000.

Included in cost of sales, selling and administrative expenses on the consolidated statement of earnings for the three months ended October 31, 2008 is $254,461,000 of inventories recognized as an expense (nine months ended October 31, 2008 - $722,855,000), which includes $207,000 for the write-down of inventories as a result of net realizable value being lower than cost (nine months ended October 31, 2008 - $866,000). There was no reversal of inventories written-down previously that are no longer estimated to sell below cost.

Financial Instruments - Recognition and Measurement, Disclosure and Presentation, Hedges, Comprehensive Income and Equity

On February 1, 2007 the Company adopted the new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA) section 3855 Financial Instruments - Recognition and Measurement; section 3861 Financial Instruments - Disclosure and Presentation; section 3865 Hedges; section 1530 Comprehensive Income; and section 3251 Equity. These changes in accounting policy were applied retroactively without restatement of comparative financial statements, with the exception of the reclassification of the cumulative currency translation adjustments account to accumulated other comprehensive income in accordance with the transitional provisions. Upon adoption of these accounting standards, the Company recorded a decrease in opening retained earnings of $83,000.

3. Bank Advances and Short-Term Notes

In January 2008, the Company arranged for new revolving loan facilities and as a result amounts drawn by the Canadian operations on the new facilities are reported as long-term debt (Note 4). Prior to this new arrangement, the Canadian operations had available operating loan facilities of $85,000,000 and had drawn $72,409,000 on these facilities at October 31, 2007.

International operations have available demand, revolving loan facilities of US$21,000,000 at interest rates of London Interbank Offered Rate (LIBOR) plus 1.75% or US prime minus 0.25% secured by a floating charge against certain accounts receivable and inventories of the International operations. At October 31, 2008, the International operations had drawn US$7,400,000 (October 31, 2007 - NIL) on the facility.

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

4. Long-term Debt

($ in thousands)	October 31 2008	October 31 2007	January 31 2008
Senior notes [1]	$ 47,778	$ 55,037	$ 57,292
Revolving loan facilities [2]	98,215	-	41,919
Non-revolving loan facilities [3]	63,258	-	52,114
Notes payable [4]	1,851	-	1,726
Obligations under capital lease [5]	2,603	870	2,446
	213,705	55,907	155,497
Less: Current portion of long-term debt	48,671	17,805	18,633
	$ 165,034	$ 38,102	$ 136,864

(1) The US$39,000,000 senior notes mature on June 15, 2009 and bear an interest rate of 5.89% payable semi-annually. The notes are secured by a floating charge against the assets of the Company. The Company has entered into an interest rate swap resulting in floating interest costs on US$9,000,000 of its senior notes.

(2) Canadian operations have available extendible, committed, revolving loan facilities of $140,000,000 that mature on December 31, 2010. These facilities, which are extendible at the request of the Company and subject to lender approval, are secured by a floating charge on the assets of the Company and rank pari passu with the senior note holders. These facilities bear interest at Bankers' Acceptances plus stamping fees ranging from 50 basis points to 90 basis points or the Canadian prime rate. At October 31, 2008, the Company has drawn $98,215,000 on these facilities.

(3) International operations have available extendible, committed, non-revolving loan facilities of US$52,000,000 that mature on December 31, 2010. These facilities, which are extendible at the request of the Company and subject to lender approval, are secured by a floating charge against the assets of the Company and rank pari passu with the senior note holders. These facilities bear interest at LIBOR plus stamping fees ranging from 50 basis points to 90 basis points or the US prime rate. At October 31, 2008 the Company had drawn US$52,000,000 on these facilities.

(4) The notes payable in the amount of US$1,522,000 bear an interest rate of US prime plus 1% and have annual principal payments of US$267,000. The notes payable mature in 2013 and 2015.

(5) The obligation under capital leases of US$2,140,000 (October 31, 2007 - US$916,000) is repayable in blended principal and interest payments of US$634,000 annually.

5. Financial Instruments

The following table presents the carrying amount and the fair value of the Company's financial instruments. Amortized cost is calculated using the effective interest rate method. When financial instruments lack an available trading market, fair value is determined using management's estimates and is calculated using market factors for instruments with similar characteristics and risk profiles. These amounts represent point-in-time estimates and may not reflect fair value in the future. These calculations are subjective in nature, involve uncertainties and are a matter of significant judgment.

		Assets (Liabilities) Carried at Cost/Amortized Cost		Assets (Liabilities) Carried at Fair Value
As at October 31, 2008 ($ in thousands)	Maturity	Carrying Value	Fair Value	Carrying Value
Cash	Short-term	$ 28,121	$ 28,121	$ -
Accounts receivable	Short-term	59,676	59,676	-
Financial assets included in other assets	Long-term	5,037	5,037	-
Bank advances and short-term notes (Note 3)	Short-term	(9,002)	(9,002)	-
Accounts payable and accrued liabilities	Short-term	(104,011)	(104,011)	-
Financial derivative instruments [1]	Short-term	-	-	(154)
Current portion of long-term debt [1]	Short-term	(48,517)	(48,517)	-
Long-term debt (Note 4)	Long-term	(165,034)	(166,444)	-

(1) These items total $48,671 which comprises the current portion of long-term debt (Note 4).

As at October 31, 2007 ($ in thousands)	Maturity	Assets (Liabilities) Carried at Cost/Amortized Cost Carrying Value	Assets (Liabilities) Carried at Cost/Amortized Cost Fair Value	Assets (Liabilities) Carried at Fair Value Carrying Value
Cash	Short-term	$ 25,719	$ 25,719	$ -
Accounts receivable	Short-term	60,541	60,541	-
Financial assets included in other assets	Long-term	4,727	4,727	-
Bank advances and short-term notes (Note 3)	Short-term	(72,409)	(72,409)	-
Accounts payable and accrued liabilities	Short-term	(73,565)	(73,565)	-
Financial derivative instruments (1)	Short-term	-	-	(6,014)
Current portion of long-term debt (1)	Short-term	(11,791)	(11,791)	-
Long-term debt (Note 4)	Long-term	(38,102)	(38,592)	-

(1) These items total $17,805 which comprises the current portion of long-term debt (Note 4).

The following summarizes the methods and assumptions used in estimating the fair value of the Company's financial instruments:
- The fair value of short-term financial instruments approximates their carrying amounts due to the relatively short period to maturity.
- The fair value of long-term debt with fixed interest rates is estimated by discounting the expected future cash flows using the current risk-free interest rate on an instrument with similar terms adjusted for an appropriate risk premium for the Company's credit profile.
- The financial derivative instruments have been marked to market using rates published by the financial institution which is counter-party to these contracts.

The Company recorded interest revenue of $123,000 for the three months ended October 31, 2008 (three months ended October 31, 2007 - $49,000 expense). For the nine months ended October 31, 2008, the Company recorded interest revenue of $197,000 (nine months ended October 31, 2007 - $89,000) and a foreign exchange gain of $7,000 (nine months ended October 31, 2007 loss - $251,000) included in cost of sales, selling, and administrative expenses on the Company's consolidated statements of earnings and retained earnings.

Financial Derivative Instruments

As at October 31, 2008 ($ in thousands)	Notional Value	Interest Rate	Fair Value
Interest rate swaps in effective fair value hedging relationship	US$9,000 (2007 - US$14,000)	LIBOR plus 1.87%	$ 154 (2007 - $196)
Cross-currency interest rate swaps in effective fair value hedging relationship	- (2007 - US$7,000)	B.A. plus 2.99%	- (2007 - $4,568)
Cross-currency interest rate swaps no longer in effective hedging relationship	- (2007 - US$2,000)	B.A. plus 3.16%	- (2007 - $1,250)

6. Unit Purchase Loan Plan

Loans issued to officers and senior management to purchase units under the unit purchase loan plan are treated as a reduction of equity. These loans are non-interest bearing and repayable from after tax distributions on the units purchased or if the person sells the units or leaves the Company. The loans are secured by a pledge of 655,777 units (October 31, 2007 - 719,302) of the Fund with a quoted value at October 31, 2008 of $11,148,000 (October 31, 2007 - $15,674,000). Loans receivable at October 31, 2008 of $11,407,000 (October 31, 2007 - $12,441,000) are recorded as a reduction of equity. The loans have terms of three or five years. The maximum value of the loans receivable under the plan is currently limited to $15,000,000.

7. Security Based Compensation

Deferred Unit Plan

The Fund has adopted the fair value method of accounting for security based compensation for the Trustee Deferred Unit Plan. The deferred unit plan compensation expense recorded for the three months ended October 31, 2008 is $260,000 (three months ended October 31, 2007 - $113,000 expense) and expense for the nine months ended October 31, 2008 is $276,000 (nine months ended October 31, 2007 - $428,000). The liability for the deferred unit plan is recorded in accounts payable and accrued liabilities on the Company's consolidated balance sheet and is adjusted to reflect the total number of deferred units outstanding multiplied by the closing unit price at the end of the period. The total number of deferred units outstanding at October 31, 2008 is 62,500 (October 31, 2007 - 37,976). There were no deferred units settled in cash during the period.

Unit Purchase Loan Plan

The Company has a unit purchase loan plan for officers and senior management whereby loans are granted to employees to purchase units of NWF (see Note 6). These loans are in substance similar to stock options and accordingly are accounted for as security based compensation in accordance with section 3870 of the CICA handbook.

There was $597,000 in compensation cost related to loans renewed under the unit purchase loan plan for the three months ended October 31, 2008 (three months ended October 31, 2007 - NIL) and for the nine months ending October 31, 2008 is $597,000 (nine months ending October 31, 2007 - $587,000). Compensation cost is recorded in cost of sales, selling and administrative expenses with a corresponding increase in contributed surplus. The compensation cost is a non-cash expense and has no impact on the distributions from the Fund. The units are purchased at market prices and are fully vested at the time the loan is exercised. The units are pledged as security against the loan and cannot be withdrawn from the plan until the principal amount of the loan is less than 65% or 80% of the market value of the units pledged as security or if the employee sells the units or leaves the Company. If the loan value as a percentage of the market value of the units pledged as security against the loan falls below the 65% to 80% threshold, the employee may reduce the number of units pledged equal to the market value in excess of the loan balance. Employees are required to make principal payments on the loan equal to the after-tax distributions on the units pledged as security.

The fair value of the compensation cost was estimated using the Black-Scholes model using the following assumptions:

	2008	2007
Loan maturity	2011	2010
Risk-free interest rate	2.3%	4.2%
Expected volatility	28.3%	25.7%

Long Term Incentive Plans

The Company implemented Long Term Incentive Plans (LTIPs) that provide for the granting of Restricted Share Units (RSU's) and Performance Share Units (PSU's) to officers and senior management. Each RSU entitles the participant to receive a cash payment equal to the market value of the number of notional units granted at the end of the vesting period. The RSU account for each participant includes the value of distributions from the Fund as if reinvested in additional RSU's. RSU awards vest with the employee on the third fiscal year-end following the date of the grant to which the award relates. Compensation expense is measured initially based on the fair market value of the Fund's units at the grant date and subsequently adjusted for additional units granted based on the reinvestment of notional distributions and the market value of the units at the end of the reporting period. The associated compensation expense is recognized over the vesting period based on the estimated total compensation to be paid out at the end of the vesting period.

Each PSU entitles the participant to receive a cash payment equal to the market value of the number of notional units granted at the end of the vesting period multiplied by factors related to the achievement of specific performance based criteria. The PSU account for each participant includes the value of distributions from the Fund as if reinvested in additional PSU's. PSU awards vest with the employee on the third fiscal year-end following the date of the grant to which the award relates. Compensation expense is measured initially based on the fair market value of the Fund's units at the grant date and subsequently adjusted for additional units granted based on the reinvestment of notional distributions and the market value of the units at the end of the reporting period. The associated compensation expense is recognized over the vesting period based on the estimated total compensation to be paid out at the end of the vesting period factoring in the probability of the performance criteria being met during that period.

Compensation costs related to the RSU's and PSU's for the three months ended October 31, 2008 are $450,000 and for the nine months ended October 31, 2008 are $1,572,000.

8. Accumulated other comprehensive income ($ in thousands)

	October 31 2008	October 31 2007	January 31 2008
Balance, beginning of period	$ 2,014	$ 4,682	$ 4,682
Other comprehensive income (loss)	6,168	(3,601)	(2,668)
Accumulated other comprehensive income, end of period	8,182	1,081	2,014
Retained earnings, end of period	109,698	100,536	100,526
Total accumulated other comprehensive income and retained earnings	$ 117,880	$ 101,617	$ 102,540

Accumulated other comprehensive income represents the net changes due to exchange rate fluctuations in the equivalent Canadian dollar book values of the net investment in self-sustaining foreign operations since the date of acquisition. A portion of the US denominated senior notes in the amount of US$39 million has been designated as a hedge against the foreign operations.

9. Employee Future Benefits

The Company's expense for employee future benefits is included in cost of sales, selling and administrative expenses. The expense for the defined benefit pension plan and the defined contribution pension plan for the three months ended October 31, 2008 is $750,000 (three months ended October 31, 2007 - $850,000) and the nine months ended October 31, 2008 is $2,250,000 (nine months ended October 31, 2007 - $2,850,000). The Company maintains an employee savings plan for substantially all of its U.S. employees and recorded an expense for the three months ended October 31, 2008 of US$97,000 (three months ended October 31, 2007 - US$56,000) and for the nine months ended October 31, 2008 of US$301,000 (nine months ended October 31, 2007 - US$149,000).

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

10. Distributions

The declaration of distributions from the Fund is subject to the terms of the Fund's Declaration of Trust and the discretion of the Board of Trustees. The distributions paid in cash for the three months ended October 31, 2008 is $15,481,000 (three months ended October 31, 2007 - $13,062,000) and nine months ending October 31, 2008 $52,248,000 including a special distribution of $5,805,000 paid on February 22, 2008 to unitholders of record on December 31, 2007 (nine months ending October 31, 2007 - $41,605,000 including a special distribution of $4,838,000 paid on February 23, 2007 to unitholders of record on December 31, 2006).

11. Segmented Information ($ in thousands)

The Company operates within the retail industry. The following information is presented for the two business segments:

	Three Months Ended October 31 2008	Three Months Ended October 31 2007	Nine Months Ended October 31 2008	Nine Months Ended October 31 2007
Sales				
Canada	$ 225,961	$ 211,867	$ 663,579	$ 614,359
International	133,120	43,848	353,328	132,121
Total	$ 359,081	$ 255,715	$ 1,016,907	$ 746,480
Net earnings before amortization, interest and income taxes				
Canada	$ 23,743	$ 22,501	$ 66,519	$ 61,866
International	9,779	4,953	23,567	13,175
Total	$ 33,522	$ 27,454	$ 90,086	$ 75,041
Net earnings before interest and income taxes				
Canada	$ 17,711	$ 16,898	$ 48,446	$ 45,250
International	7,685	4,042	17,996	10,231
Total	$ 25,396	$ 20,940	$ 66,442	$ 55,481
Total Assets				
Canada	$ 404,784	$ 398,056	$ 404,784	$ 398,056
International	199,945	66,378	199,945	66,378
Total	$ 604,729	$ 464,434	$ 604,729	$ 464,434

International includes the operations of Alaska Commercial Company, Cost-U-Less, Inc. which was acquired on December 13, 2007 (Note 13) and Span Alaska Enterprises, Inc. which was acquired on March 3, 2008 (Note 13). Included in Canadian total assets is property and equipment of $170,342 (October 31, 2007 - $162,472). International total assets includes property and equipment of $73,114 (October 31, 2007 - $29,927) and goodwill of $39,201 (October 31, 2007 - NIL).

12. Seasonality

The Company's business follows a seasonal pattern where historically the first quarter sales are the lowest and the fourth quarter sales are the highest, reflecting consumer holiday buying patterns. As a result, a disproportionate amount of total revenues and earnings are typically earned in the fourth quarter. Net earnings generally follow higher sales but can be dependent on markdown activity in key sales periods to reduce excess inventories. Net earnings are historically lower in the first quarter due to lower sales and fixed costs such as rent and overhead that apply uniformly throughout the year.

13. Business Acquisitions

On March 3, 2008, the Company acquired all of the issued and outstanding shares of privately owned Span Alaska Enterprises, Inc., a food and general merchandise distributor serving retail and wholesale customers in rural Alaska, for $6,190,000 in cash consideration plus contingent cash consideration of $1,466,000 paid during the three months ended October 31, 2008.

On December 13, 2007 the Company purchased all of the issued and outstanding shares of Cost-U-Less, Inc. a leading operator of mid-size warehouse format stores in remote island communities in the South Pacific and the Caribbean for $54,258,000 in cash consideration.

All acquisitions have been accounted for by the purchase method of accounting and the results of operations of each acquisition are included in the consolidated financial statements from their respective closing date. The purchase price has been allocated to the acquired assets based on estimates of their fair values as at the closing date. The final allocation of the purchase price is dependant on certain ongoing valuations which may result in changes to the assigned values or the recognition of other intangible assets.

The following table summarizes the fair value of the assets acquired and the liabilities assumed:

($ in thousands)	Span Alaska Enterprises, Inc. March 3, 2008	Cost-U-Less, Inc. December 13, 2007
Assets		
Cash	$ -	$ 3,043
Accounts receivable	2,284	1,030
Inventories	807	29,842
Prepaid expenses	17	729
Future income taxes	-	998
Property and equipment	104	27,963
Other assets	32	843
Goodwill	5,642	27,405
Total Assets	$ 8,886	$ 91,853
Liabilities		
Bank advances and short-term notes	$ -	$ 3,122
Accounts payable and accrued expenses	1,230	30,203
Current portion of long-term debt	-	611
Future income taxes	-	828
Long-term debt	-	2,831
Total Liabilities	$ 1,230	$ 37,595
Cash Consideration	$ 7,656	$ 54,258

Goodwill associated with the Cost-U-Less, Inc. acquisition is not deductible for tax purposes.

Goodwill associated with the Span Alaska Enterprises, Inc. acquisition is deductible for tax purposes.

14. Future Accounting Standards

The CICA has issued the following new accounting standards:

Goodwill and Intangible Assets

Section 3064 issued in February 2008, provides guidance on the recognition, measurement, presentation and disclosure for goodwill and intangible assets, other than initial recognition of goodwill and intangible assets acquired in a business combination. The standard is effective for fiscal periods beginning on or after October 1, 2008, and requires retroactive application to prior period financial statements. The Company is currently reviewing the impact of this standard and will adopt the standard commencing February 1, 2009.

International Financial Reporting Standards

The Canadian Accounting Standards Board requires all public companies to adopt International Financial Reporting Standards (IFRS) for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Companies will be required to provide IFRS comparative information for the previous fiscal year. The transition from Canadian Generally Accepted Accounting Principles to IFRS will be applicable for the Company's first quarter beginning February 1, 2011 when the Company will prepare both current and comparative financial statements using IFRS. The adoption of IFRS will have an impact on the financial statements of the Company. The Company is assessing the impact of implementing IFRS, developing implementation plans and investing in training and resources to facilitate a timely conversion.

15. Comparative Amounts

The comparative amounts have been reclassified to conform with the current year's presentation.

2008 THIRD QUARTER REPORT TO UNITHOLDERS

Report to Unitholders

The North West Company Fund reports third quarter earnings to October 31, 2008 of $22.1 million, an increase of 19.4% over last year's third quarter earnings of $18.5 million. Diluted earnings per unit improved to $0.46 compared to $0.39 last year.

Sales increased 40.4% to $359.1 million compared to the third quarter last year and were up 5.7% on a same store basis excluding the foreign exchange impact. Sales from new stores, including the acquisition of Cost-U-Less, Inc. on December 13, 2007 and same store growth from International Operations were the leading factors contributing to the sales increase in the quarter.

The Trustees have approved a quarterly distribution of $0.32 per unit to unitholders of record on December 31, 2008.

On behalf of the Trustees:

H. Sanford Riley
Chairman

Edward S. Kennedy
President and Chief Executive Officer

Management's Discussion & Analysis

CONSOLIDATED RESULTS

Quarter

Third quarter consolidated sales increased 40.4% to $359.1 million compared to $255.7 million in 2007 and were up 36.6% excluding the foreign exchange impact. On a same store basis, sales increased 5.7% excluding the foreign exchange impact and were up 5.5% including the comparable increases from Cost-U-Less (CUL) stores open for more than one year. Food sales increased 44.1% and were up 7.8% on a same store basis excluding CUL and the foreign exchange impact. General merchandise sales increased by 18.7% but were down 0.1% on a same store basis excluding CUL and the foreign exchange impact. Sales from new stores, including the acquisition of Cost-U-Less, Inc. on December 13, 2007, the acquisition of Span Alaska Enterprises, Inc. (Span) on March 3, 2008, and strong same store sales growth from International Operations were the leading factors contributing to the sales increase in the quarter.

Cost of sales, selling and administrative expenses increased 42.6% to $325.6 million and increased 140 basis points as a percentage to sales compared to the third quarter of 2007. New and non-comparable store expenses accounted for approximately 82% of the dollar increase. The increase in the expense as a percentage to sales is mostly due to the discount margin structure of CUL and new Giant Tiger stores opened over the past year. On a comparable store basis, cost of sales, selling and administrative expenses decreased 21 basis points as a percentage to sales. Higher freight and energy-related costs in our remote stores and expenses related to a new long-term incentive plan were more than offset by improvements in staff productivity, gains in financial services fees and lower debt loss expense.

Trading profit[1] or net earnings before interest, income taxes, depreciation and amortization (EBITDA) increased 22.1% to $33.5 million compared to $27.5 million in the third quarter last year and was up 7.8% excluding the impact of CUL and Span. Sales growth and continued improvements in staff productivity were the leading factors contributing to the trading profit dollar increase, offsetting lower gross profit rates and higher transportation and incentive plan expenses.

In the quarter, the Trustees approved a two year renewal of loans granted to senior management under the unit purchase loan plan (UPLP) as part of the transition away from the UPLP to new share unit-based long-term incentive (LTI) plans for officers and senior management. The new LTI plans are designed to enhance the Company's ability to attract and retain employees and to directly align a portion of their compensation with the interests of unitholders through the grant of notional units. The UPLP, although cost-effective, will wind-up in late 2010, reflecting general investor sentiment against share or unit loan arrangements. The new LTI is more aligned with current compensation practices but is more expensive. The incremental LTI expense in the quarter was $1.0 million and is $1.6 million on a year-to-date basis. An additional annualized expense of approximately $1.3 million is expected to be incurred in 2009 depending on the Fund's unit price and the achievement of financial targets established by the Trustees. Excluding the stock-based compensation costs of the unit purchase loan plan and the new incentive plans, trading profit increased 25.9% and was 9.6% as percent to sales compared to 10.7% in the third quarter last year.

Amortization increased 24.7% to $8.1 million largely due to depreciation on new stores including CUL. Interest expense increased 32.7% to $2.4 million as a result of higher average debt levels in the quarter in part due to additional borrowings to fund the CUL acquisition. Income taxes increased 42.6% to $946,000 as a result of higher earnings in International Operations. The increase in International Operations income taxes was partially offset by a decrease in Canadian income taxes as a result of the reorganization completed in the second quarter of 2007 and an increase in future income tax assets.

Net earnings increased $3.6 million or 19.4% to $22.1 million. Diluted earnings per unit were up 17.9% to $0.46 compared to $0.39 last year.

Year-to-Date

Year-to-date sales increased 36.2% to $1.017 billion compared to $746.5 million in 2007 and were up 36.3% excluding the foreign exchange impact. On a same store basis, sales increased 4.9% excluding the foreign exchange impact and were up 5.2% including the comparable increases from CUL stores open for more than one year. Food sales increased 42.3% and were up 6.4% on a same store basis excluding CUL and the foreign exchange impact. General merchandise sales increased by 22.1% and were up 0.5% on a same store basis excluding CUL and the foreign exchange impact. Sales from new stores, including the acquisition of CUL and Span combined with strong same store food sales growth across all of our banners were the leading factors contributing to the sales increase.

Cost of sales, selling and administrative expenses increased 38.0% to $926.8 million and increased 119 basis points as a percentage to sales compared to last year. New and non-comparable store expenses accounted for substantially all of the dollar increase. The increase in the expense as a percentage to sales is primarily due to the discount margin structure of CUL and new Giant Tiger stores. On a comparable store basis, cost of sales, selling and administrative expenses decreased 33 basis points as a percentage to sales. Higher freight and energy-related costs in our stores were more than offset by staff productivity gains and lower debt loss expense.

---

[1] See Non GAAP Measures Section of Management's Discussion & Analysis

Trading profit or net earnings before interest, income taxes, depreciation and amortization (EBITDA) increased 20.0% to $90.1 million compared to $75.0 million last year and was up 6.8% excluding the impact of CUL and Span. Sales growth and improvements in staff productivity were the leading factors contributing to the trading profit dollar increase, offsetting lower gross profit rates and higher incentive plan costs. Excluding the $1.6 million expense related to the new long-term incentive plans, trading profit increased 22.1% and was 9.0% as percent to sales compared to 10.1% last year.

Amortization increased 20.9% to $23.6 million primarily due to depreciation on new stores. Interest expense increased 30.1% to $6.5 million as a result of higher average debt levels compared to last year in part due to additional borrowings to fund the CUL acquisition. Income taxes decreased $2.1 million to $4.2 million due to lower income taxes in the Canadian Operations as a result of the reorganization completed in the second quarter of 2007. The decrease in Canadian income taxes was partially offset by an increase in income taxes in the International Operations as a result of higher earnings.

Net earnings increased $11.6 million or 26.3% to $55.7 million. Diluted earnings per unit were up 26.1% to $1.16 compared to $0.92 last year.

CANADIAN OPERATIONS

Canadian sales for the quarter increased 6.7% to $226.0 million up from $211.9 million last year and were up 3.7% on a same store basis. Food sales increased 9.8% and were up 7.4% on a same store basis. Food inflation was approximately 4.5%. Food sales were up in all categories with grocery, snack foods, beverages, chilled foods and private label lines contributing the largest gains. General merchandise sales were down 2.0% from last year and decreased 5.8% on a same store basis reflecting weak back-to-school results at all banners, the discontinuation of our *Selections* catalogue in the first quarter and leaner inventory positions compared to last year.

Sales growth contributed to a 5.6% increase in gross profit dollars, net of a 31 basis points drop in gross profit rate compared to the third quarter last year. Higher fuel-related freight costs and market-driven price reductions in urban and less remote locations negatively impacted the gross profit rate. Operating expenses increased 3.3% but were down 72 basis points as a percentage to sales. Higher utility costs were more than offset by continued improvements in staff productivity and lower debt loss expense. Canadian trading profit increased 5.5% to $23.7 million and was 10.5% of sales compared to 10.6% to sales in the third quarter last year. Excluding the stock-based compensation costs of the unit purchase loan plan and the new incentive plans, trading profit increased 10.0% and was 11.0% as percent to sales.

INTERNATIONAL OPERATIONS (stated in U.S. dollars)

International Operations sales increased $79.0 million to $121.9 million compared to $42.9 million in the third quarter last year largely due to the CUL and Span acquisitions and exceptional same store sales in Alaska. In Alaska, sales benefited from a Permanent Fund Dividend (PFD) of $3,269 that was paid to qualified residents of Alaska, compared to last year's PFD of $1,654 which was also paid out later in the year. On a same store basis, sales increased 16.3% and were up 9.0% including comparable increases from CUL stores open for more than one year.

Food sales increased 10.0% on a same store basis with most categories showing strong gains. Food inflation was approximately 3.0%. General merchandise same store sales increased 43.3% largely due to size and timing of the PFD. Sales were strong in all categories with transportation generating the largest increase over the third quarter last year.

Gross profit dollars were up 112.8% driven by sales growth however, the gross profit rate decreased from last year due to the impact of the lower margin structure at CUL and Span and higher sales in lower margin big-ticket categories like transportation and furniture. Operating expense dollars increased 117.0% compared to the third quarter last year but decreased as a percentage to sales as a result of the CUL and Span acquisitions. On a comparable basis, operating expenses increased 7.4% but decreased 161 basis points as a percentage to sales. Sales growth, staff productivity gains and lower debt loss expense in the quarter partially offset increases in energy-related occupancy costs.

Trading profit increased $4.2 million to $9.0 million reflecting the impact of the new stores and excellent sales growth. Excluding the CUL and Span acquisitions, trading profit increased 12.9% and as a percent of sales was 11.0% compared to 11.1% in the third quarter last year.

FINANCIAL CONDITION

Financial Ratios

The Fund's debt-to-equity ratio at the end of the quarter was .82:1 compared to .50:1 last year largely due to the additional debt incurred for the acquisition of Cost-U-Less. The debt-to-equity ratio at January 31, 2008 was .62:1.

Working capital increased $53.3 million compared to the third quarter last year. The increase in inventories is substantially due to the acquisition of CUL and Span as well as new stores in Canada. Planned higher food inventory balances to take advantage of lower water freight rates versus air freight also contributed to the increase in inventories. The decrease in bank advances and short-term notes is due to the transfer of the majority of the credit lines to long-term debt as a result of the renegotiation of credit lines from a demand facility to a three year committed facility completed in the fourth quarter last year. Accounts payable and accrued liabilities increased from the prior year largely due to the liabilities assumed as part of the CUL acquisition. The increase in the current portion of long-term debt is due to US$39 million of senior notes which mature June 15, 2009.

Outstanding Units

The weighted average basic units outstanding for the quarter were 47,722,000 compared to 47,659,000 last year. The increase is due to a reduction in the number of units held under the Company's Unit Purchase Loan Plan. The weighted average fully diluted units outstanding for the quarter were 48,433,000 compared to 48,412,000 last year. The increase in the fully diluted units outstanding is due to units granted under the Trustee Deferred Unit Plan.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operating activities for the quarter increased $12.8 million or 87.4% to $27.4 million. The increase in cash flows from operating activities is due to higher net earnings and a change in non-cash working capital largely resulting from a decrease in accounts receivable and an increase in accounts payable in the quarter. Cash flow from operations[1] increased $4.5 million

[1] See Non GAAP Measures Section of Management's Discussion & Analysis

or 18.5% to $29.0 million due primarily to higher net earnings.

Cash used for investing activities in the quarter increased to $15.8 million from $15.1 million last year largely due to the completion of the Span Alaska Enterprises, Inc. acquisition and the finalization of the contingent consideration.

Cash used for financing activities in the quarter was $4.7 million compared to $2.3 million last year. The Fund paid distributions of $15.5 million, an increase of 18.5% compared to $13.1 million last year. In the fourth quarter of 2007, the Company arranged for new bank loan facilities which have resulted in a decrease in bank advances and short-term notes and an increase in long-term debt. The Canadian operation has available extendible, committed, revolving loan facilities of $140 million that mature on December 31, 2010. These facilities, which are extendible at the request of the Company and subject to lender approval, are secured by a floating charge on the assets of the Company and rank pari passu with the senior note holders. At October 31, 2008, the Company had drawn $98.2 million on these facilities.

The US$39 million of senior notes mature June 15, 2009. The Company plans to refinance the senior notes as long-term debt upon maturity.

The Company's International Operation has available extendible, committed, non-revolving loan facilities of US$52 million that mature on December 31, 2010. These facilities, which are extendible at the request of the Company and subject to lender approval, are secured by a floating charge against the assets of the Company and rank pari passu with the senior note holders. At October 31, 2008, the Company had drawn US$52 million on these facilities. The International Operation also has available demand revolving loan facilities of US$21 million. These loans are secured by a floating charge against certain accounts receivable and inventories of the International Operations. At October 31, 2008, the Company had US$7.4 million in bank advances and short-term notes drawn on these facilities.

The credit facilities contain covenants and restrictions including the requirement to meet certain financial ratios and financial condition tests. The financial covenants include a fixed charge coverage ratio, minimum current ratio, a leverage test and a minimum net worth test. At October 31, 2008, the Fund is in compliance with all covenants under these facilities. Current and forecasted debt levels are regularly monitored for compliance with debt covenants.

Net capital expenditures for 2008 are expected to be in the $50 million range (2007 - $43.9 million) reflecting the planned opening of five new stores, major renovation activity in seven stores, new gas bars, pharmacy openings, system upgrades, and a major head office renovation project. Cash flow from operations and funds available on existing credit facilities are expected to be sufficient to fund operating requirements, sustaining and growth-related capital expenditures, as well as all distributions for the year.

OTHER HIGHLIGHTS

- A Northern store opened in Peawanuck, Ontario on September 22, 2008 increasing the number of Northern banner stores to 129.

- A Giant Tiger store opened in Edmonton, Alberta on November 15, 2008 increasing the total number of Giant Tiger banner stores to 29.

- North Eastern Arctic Shipping (NEAS) through the Company's investment in Transport Nanuk, offered a total of 11 sailings providing vital re-supply services for communities

across Canada's Eastern Arctic and made a record 86 stops, an increase of 34% over last year. Other milestones included the successful completion of NEAS' innovative marine training and employment program enabling local Inuit to work on NEAS vessels.

UNITHOLDER DISTRIBUTIONS

The Trustees declared a regular quarterly distribution of $0.32 per unit to unitholders of record on December 31, 2008, distributable by January 15, 2009.

The determination to declare and make payable distributions from the Fund is subject to the terms of the Fund's Declaration of Trust and the discretion of the Board of Trustees. The Fund's distribution policy is to make distributions to unitholders equal to the taxable income of the Fund. Historically, distributions from the Fund represented taxable income and did not include a return of unitholder capital. Management believes distributions in 2008 will continue to represent taxable income.

In determining the quarterly distributions the Trustees consider, among other factors, the seasonal variations in earnings inherent in the retail industry in order to maintain stable distributions throughout the year. On an annual basis, distributions are funded by cash flow from operations. Due to the seasonal nature of the retail business whereby income and cash flow is historically lower in the first quarter and higher in the fourth quarter, distributions in a quarter may exceed cash flow from operations. The taxable income of the Fund is primarily based on an allocation of the taxable income of the North West Company LP less Fund expenses. In addition to the $0.32 per unit distribution declared above, a special year-end distribution in an amount to be determined may be declared to unitholders of record on December 31, 2008 and distributable by February 20, 2009 if the taxable income of the Fund exceeds the cumulative distributions for the year.

OUTLOOK

Fourth quarter food sales are continuing to trend at rates comparable to the first three quarters of the year. Food inflation is expected to shift to slight deflation if fuel prices continue to fall, offsetting supplier cost increases. In this scenario, consumer discretionary spending power should increase in remote northern and southern markets, gross margins rates should improve and energy-related occupancy costs should decrease. Southern Canadian market food sales are expected to remain challenged due to new store competition, with an offset from consumers seeking to economize by shopping at discount banners like Giant Tiger.

General merchandise sales in northern banners will be soft in the fourth quarter due to income influxes related to Indian Residential School Settlement Act (IRSSA) payments received in the fourth quarter last year and the first quarter of 2008 and due to the later fourth quarter payment of the Permanent Fund Dividend in Alaska in 2007 compared to the third quarter in 2008. Margin rates should improve due to leaner inventory levels and an increased sales blend of higher margin merchandise.

CUL food sales trends are following the same path as our Northern banners and margins will be positively affected under a sustained lower fuel price scenario. This may be offset by a weaker tourism demand affecting approximately half of CUL's markets.

The integration of our CUL acquisition has achieved the targeted annualized savings of $3.0 million. The integration of merchandise system platforms will be completed in the second quarter of 2009 and will provide additional savings.

QUARTERLY RESULTS OF OPERATIONS

In 2008, the quarters will have the same number of days of operations as 2007 with the exception of the first quarter of 2008 which had an extra day resulting from the February 29 leap year. In the 2006 fourth quarter the Company changed its year end from the last Saturday in January to January 31 and adopted a fixed calendar quarter end beginning in 2007. As a result of this change, the number of days of operations in each quarter in 2007 was different from 2006. The chart below reflects the number of days in each quarter. On an annual basis, 2007 had 365 days of operations compared to 368 days of operations in 2006. The following is a summary of selected quarterly financial information.

Operating Results-Consolidated

	Third Quarter		Second Quarter		First Quarter		Fourth Quarter	
	92 days	92 days	92 days	92 days	90 days	89 days	92 days	95 days
($ in millions)	2008	2007	2008	2007	2008	2007	2007	2006
Sales	$359.1	$255.7	$342.4	$256.4	$315.5	$234.4	$318.0	$262.5
Trading profit	33.5	27.5	30.6	26.0	25.9	21.6	31.5	26.1
Net earnings	22.1	18.5	18.4	14.8	15.2	10.8	18.9	16.3
Net earnings per unit:								
Basic	0.46	0.39	0.39	0.31	0.32	0.23	0.39	0.34
Diluted	0.46	0.39	0.38	0.30	0.32	0.23	0.39	0.34

Historically, the Company's first quarter sales are the lowest and the fourth quarter sales are the highest, reflecting the Christmas selling period. Weather conditions are often extreme and can affect sales in any quarter. Net earnings are historically lower in the first quarter due to lower sales. Net earnings generally follow higher sales but can be dependent on markdown activity in key sales periods to reduce excess inventories.

DISCLOSURE CONTROLS

Management has established and maintained disclosure controls and procedures for the Company in order to provide reasonable assurance that material information relating to the Company is made known to them in a timely manner. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on an evaluation of the design of the Company's disclosure controls and procedures, the Company's Chief Executive Officer and Chief Financial Officer have concluded that these controls and procedures are designed effectively as of October 31, 2008 to provide reasonable assurance that the information to be disclosed is recorded, summarized and reported as required.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management is responsible for the design of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. Management has designed the internal controls over financial reporting as of the end of the period covered by the interim filings, and believes the design is sufficient to provide such reasonable assurance. All internal control systems, no matter how well designed, have inherent limitations. Therefore even those systems determined to be designed effectively can only provide reasonable assurance with respect to financial reporting. There have been no changes in the internal controls over financial reporting during the quarter ended October 31, 2008 that have materially affected or are reasonably likely to materially affect the internal controls over financial reporting.

ACCOUNTING STANDARDS IMPLEMENTED IN 2008

Inventories

As described in Note 2 of the 2008 third quarter consolidated interim financial statements, the Canadian Institute of Chartered Accountants (CICA) issued Section 3031, "Inventories" which is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. Section 3031 establishes new standards on the determination of cost and requires inventories to be measured at the lower of cost and net realizable value. The cost of inventories includes the cost to purchase and other costs incurred in bringing the inventories to their present location. Costs such as storage costs and administrative overheads that do not contribute to bringing the inventories to their present location and condition are specifically excluded from the cost of inventories and are expensed in the period incurred. The new standard also requires additional disclosures regarding the accounting policies used in measuring the inventories, the carrying value of the inventories, amounts recognized as an expense during the period, write-downs and the amount of any reversal of write-downs in the period.

The Company has adopted this new standard as of February 1, 2008 with the changes applied retroactively without restatement of comparative numbers in accordance with the transitional provisions. Upon adoption of this accounting standard, the Company recorded a decrease in opening retained earnings of $119,000.

FUTURE ACCOUNTING STANDARDS TO BE IMPLEMENTED

The Canadian Institute of Chartered Accounts has issued the following new accounting standards:

Goodwill and Intangible Assets

Section 3064 issued in February 2008, provides guidance on the recognition, measurement, presentation and disclosure for goodwill and intangible assets, other than initial recognition of goodwill and intangible assets acquired in a business combination. The standard is effective for fiscal periods beginning on or after October 1, 2008, and requires retroactive application to prior period financial statements. The Company is currently reviewing the impact of this new standard on the consolidated financial statements and will adopt the standard commencing on February 1, 2009.

International Financial Reporting Standards
The Canadian Accounting Standards Board will require all public companies to adopt International Financial Reporting Standards (IFRS) for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Companies will be required to provide IFRS comparative information for the previous fiscal year. The transition from Canadian Generally Accepted Accounting Principles to IFRS will be applicable for the Company's first quarter beginning February 1, 2011 when the Company will prepare comparative financial statements using IFRS. The adoption of IFRS will have an impact on the financial statements of the Company. The Company is assessing the impact of implementing IFRS, developing implementation plans and investing in training and resources to facilitate a timely conversion.

NON-GAAP MEASURES

(1) **Trading Profit (EBITDA)** is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net earnings, trading profit is a useful supplemental measure as it provides investors with an indication of the Company's operational performance before allocating the cost of interest, income taxes and capital investments. Investors should be cautioned, however, that trading profit should not be construed as an alternative to net earnings determined in accordance with GAAP as an indicator of NWF's performance. NWF's method of calculating trading profit may differ from other companies and, accordingly, trading profit may not be comparable to measures used by other companies.

A reconciliation of consolidated net earnings to trading profit or EBITDA is provided below:

	Third Quarter		Year-to-Date	
($ in thousands)	2008	2007	2008	2007
Net earnings	$ 22,065	$ 18,480	$ 55,734	$ 44,133
Add: Amortization	8,126	6,514	23,644	19,560
Interest expense	2,385	1,797	6,510	5,005
Income taxes	946	663	4,198	6,343
Trading profit	$ 33,522	$ 27,454	$ 90,086	$ 75,041

For trading profit information by business segment, refer to Note 11 Segmented Information in the Notes to the unaudited interim period Consolidated Financial Statements.

(2) **Cash Flow from Operations** is not a recognized measure under Canadian GAAP. Management believes that, in addition to cash flow from operating activities, cash flow from operations is a useful supplemental measure as it provides investors with an indication of the Company's ability to generate cash flows to fund its cash requirements, including distributions and capital investments. Investors should be cautioned, however, that cash flow from operations should not be construed as an alternative to cash flow from operating activities or net earnings as a measure of profitability. NWF's method of calculating cash flow from operations may differ from other companies and may not be comparable to measures used by other companies.

A reconciliation of consolidated cash flow from operating activities to cash flow from operations is provided below:

	Third Quarter		Year-to-Date	
($ in thousands)	2008	2007	2008	2007
Cash flow from operating activities	$ 27,418	$ 14,634	$ 49,237	$ 45,431
Non-cash items:				
Change in other non-cash items	530	1,672	2,750	1,933
Change in non-cash working capital	1,074	8,185	26,481	16,240
Cash flow from operations	$ 29,022	$ 24,491	$ 78,468	$ 63,604

****

Unless otherwise stated, this Management's Discussion & Analysis (MD&A) is based on the financial information included in the unaudited interim period Consolidated Financial Statements and Notes to the unaudited interim period Consolidated Financial Statements which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and is in Canadian dollars. The information contained in this MD&A is current to December 12, 2008.

Forward-Looking Statements

This Quarterly Report, including Management's Discussion & Analysis (MD&A), contains forward-looking statements about the North West Company Fund (Fund), including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "plans", "believes", "estimates", "intends", "targets", "projects", "forecasts" or negative versions thereof and other similar expressions, or future or conditional future financial performance (including sales, earnings or growth rates), ongoing business strategies or prospects, and possible future Fund action, are also forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Fund, economic factors and the retail industry generally. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Fund due to, but not limited to, important factors such as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, changes in accounting policies and methods used to report financial condition, including uncertainties associated with critical accounting assumptions and estimates, the effect of applying future accounting changes, business competition, technological change, changes in government regulations and legislation, changes in tax laws, unexpected judicial or regulatory proceedings, catastrophic events, the Fund's ability to complete strategic transactions and integrate acquisitions and the Company's success in anticipating and managing the foregoing risks. The reader is cautioned that the foregoing list of important factors is not exhaustive. Other risks are outlined in the Risk Management section of the MD&A included in the Fund's 2007 Management's Discussion & Analysis and Consolidated Financial Statements report. The reader is also cautioned to consider these and other factors carefully and not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Company has no specific intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

CONSOLIDATED BALANCE SHEETS

(unaudited, $ in thousands)	October 31 2008	October 31 2007	January 31 2008
ASSETS			
Current assets			
Cash	$ 28,121	$ 25,719	$ 21,732
Accounts receivable	59,676	60,541	62,759
Inventories (Note 2)	198,231	152,233	162,481
Prepaid expenses	6,513	3,537	3,604
Future income taxes	447	2,192	3,485
Total Current Assets	292,988	244,222	254,061
Property and equipment	243,456	192,399	227,974
Other assets	22,053	20,187	19,033
Goodwill	39,201	-	26,882
Future income taxes	7,031	7,626	1,720
Total Assets	$ 604,729	$ 464,434	$ 529,670
LIABILITIES			
Current liabilities			
Bank advances and short-term notes (Note 3)	$ 9,002	$ 72,409	$ 4,336
Accounts payable and accrued liabilities	104,011	73,565	109,877
Income taxes payable	3,194	5,636	2,053
Current portion of long-term debt (Note 4,5)	48,671	17,805	18,633
Total Current Liabilities	164,878	169,415	134,899
Long-term debt (Note 4)	165,034	38,102	136,864
Asset retirement obligations	1,644	1,566	1,606
Total Liabilities	331,556	209,083	273,369
EQUITY			
Capital	165,133	165,205	165,133
Unit purchase loan plan (Note 6)	(11,407)	(12,441)	(12,342)
Contributed surplus	1,567	970	970
Retained earnings	109,698	100,536	100,526
Accumulated other comprehensive income (Note 8)	8,182	1,081	2,014
Total Equity	273,173	255,351	256,301
Total Liabilities and Equity	$ 604,729	$ 464,434	$ 529,670

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(unaudited, $ in thousands)	Three Months Ended October 31 2008	Three Months Ended October 31 2007	Nine Months Ended October 31 2008	Nine Months Ended October 31 2007
SALES	$ 359,081	$ 255,715	$ 1,016,907	$ 746,480
Cost of sales, selling and administrative expenses	(325,559)	(228,261)	(926,821)	(671,439)
Net earnings before amortization, interest and income taxes	33,522	27,454	90,086	75,041
Amortization	(8,126)	(6,514)	(23,644)	(19,560)
	25,396	20,940	66,442	55,481
Interest	(2,385)	(1,797)	(6,510)	(5,005)
	23,011	19,143	59,932	50,476
Provision for income taxes	(946)	(663)	(4,198)	(6,343)
NET EARNINGS FOR THE PERIOD	$ 22,065	$ 18,480	$ 55,734	$ 44,133
Retained earnings, beginning of period as previously reported	103,114	95,118	100,526	93,253
Accounting policy changes (Note 2)	-	-	(119)	(83)
Retained earnings, as restated	103,114	95,118	100,407	93,170
Distributions (Note 10)	(15,481)	(13,062)	(46,443)	(36,767)
RETAINED EARNINGS, END OF PERIOD	$ 109,698	$ 100,536	$ 109,698	$ 100,536
NET EARNINGS PER UNIT				
Basic	$ 0.46	$ 0.39	$ 1.17	$ 0.93
Diluted	$ 0.46	$ 0.39	$ 1.16	$ 0.92
Weighted Average Number of Units Outstanding (000's)				
Basic	47,722	47,659	47,717	47,632
Diluted	48,433	48,412	48,427	48,408

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(unaudited, $ in thousands)	Three Months Ended October 31 2008	Three Months Ended October 31 2007	Nine Months Ended October 31 2008	Nine Months Ended October 31 2007
NET EARNINGS	$ 22,065	$ 18,480	$ 55,734	$ 44,133
Unrealized gains (losses) on translation of financial statements from a self sustaining operation in U.S. dollar functional currency to Canadian dollar reporting currency	5,586	(1,977)	6,168	(3,601)
Other comprehensive income (loss) (Note 8)	5,586	(1,977)	6,168	(3,601)
COMPREHENSIVE INCOME	$ 27,651	$ 16,503	$ 61,902	$ 40,532

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, $ in thousands)	Three Months Ended October 31 2008	Three Months Ended October 31 2007	Nine Months Ended October 31 2008	Nine Months Ended October 31 2007
CASH PROVIDED BY (USED IN)				
Operating Activities				
Net earnings for the period	$ 22,065	$ 18,480	$ 55,734	$ 44,133
Non-cash items				
Amortization	8,126	6,514	23,644	19,560
Future income taxes	(1,833)	(515)	(1,677)	(1,242)
Unit purchase loan plan compensation (Note 7)	597	-	597	587
Amortization of deferred financing costs	47	47	140	140
(Gain) Loss on disposal of property and equipment	20	(35)	30	426
	29,022	24,491	78,468	63,604
Change in non-cash working capital	(1,074)	(8,185)	(26,481)	(16,240)
Change in other non-cash items	(530)	(1,672)	(2,750)	(1,933)
Operating activities	27,418	14,634	49,237	45,431
Investing Activities				
Business acquisition (Note 13)	(1,466)	-	(7,656)	-
Purchase of property and equipment	(14,384)	(15,145)	(28,152)	(30,047)
Proceeds from disposal of property and equipment	12	51	3,294	184
Investing activities	(15,838)	(15,094)	(32,514)	(29,863)
Financing Activities				
Change in bank advances and short-term notes	(1,772)	10,647	3,194	50,828
Net repayments (purchases) under unit purchase loan plan	112	103	935	(948)
Increase in long-term debt	12,564	-	56,089	-
Repayment of long-term debt	(111)	(18)	(18,304)	(20,224)
Distributions (Note 10)	(15,481)	(13,062)	(52,248)	(41,605)
Financing activities	(4,688)	(2,330)	(10,334)	(11,949)
NET CHANGE IN CASH	$ 6,892	$ (2,790)	$ 6,389	$ 3,619
Cash, beginning of period	21,229	28,509	21,732	22,100
CASH, END OF PERIOD	$ 28,121	$ 25,719	$ 28,121	$ 25,719
Supplemental disclosure of cash paid for:				
Interest expense	$ 1,783	$ 724	$ 6,251	$ 4,577
Income taxes	$ 1,582	$ 1,657	$ 5,979	$ 5,130

See accompanying notes to consolidated financial statements.

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

1. Accounting Presentations and Disclosures

The unaudited interim period consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). These interim financial statements follow the same accounting policies and their methods of application as the 2007 annual financial statements, except as described in Note 2. Not all disclosures required by generally accepted accounting principles for annual financial statements are presented, and accordingly, the interim financial statements should be read in conjunction with the audited annual consolidated financial statements and the accompanying notes included in the North West Company Fund's 2007 Management's Discussion & Analysis and Consolidated Financial Statements report. All amounts are expressed in Canadian dollars unless otherwise noted.

2. Accounting Policy Changes

Inventories

Effective February 1, 2008 the Company adopted the new accounting standard issued by the Canadian Institute of Chartered Accountants (CICA) section 3031 Inventories which is effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2007. Section 3031 provides guidance on the determination of cost and requires inventories to be measured at the lower of cost and net realizable value. The cost of inventories includes the cost to purchase and other costs incurred in bringing the inventories to their present location and condition. Costs such as storage costs and administrative overheads that do not contribute to bringing the inventories to their present location and condition are specifically excluded from the cost of inventories and are expensed in the period incurred. Reversals of previous write-downs to net realizable value are now required when there is a subsequent increase in the value of the inventories. The cost of inventories should be determined using either a first-in, first-out or weighted average cost formula. Techniques for the measurement of cost of inventories, such as the retail method may be used if the results approximate actual cost. The new standard also requires additional disclosures regarding the accounting policies used in measuring the inventories, the carrying value of the inventories, the amount of inventories recognized as an expense during the period, the amount of write-downs during the period and the amount of any reversal of write-downs that is recognized as a reduction of expenses.

The Company values inventories at the lower of cost and net realizable value. Costs include the cost to purchase net of vendor allowances and other costs, such as transportation, that are directly incurred to bring inventories to their present location and condition. The cost of warehouse inventories is determined by the weighted average cost. The cost of store inventories is determined primarily using the retail method of accounting for general merchandise inventories and the cost method on a first-in, first-out basis for food inventories. The Company defines net realizable value as the anticipated selling price. Inventories are written down to net realizable value when the cost of inventories is estimated to be greater than the anticipated selling price. When circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in selling price, the amount of the write-down previously recorded is reversed. Storage costs, administrative overheads and selling costs related to the inventories are expensed in the period the costs are incurred.

This change in accounting policy has been implemented retroactively without restatement of comparative financial statements in accordance with the transitional provisions. Upon adoption of this accounting standard, the Company recorded a decrease in opening inventories of $221,000, an increase in opening future income tax assets of $102,000, and a decrease to opening retained earnings of $119,000.

Included in cost of sales, selling and administrative expenses on the consolidated statement of earnings for the three months ended October 31, 2008 is $254,461,000 of inventories recognized as an expense (nine months ended October 31, 2008 - $722,855,000), which includes $207,000 for the write-down of inventories as a result of net realizable value being lower than cost (nine months ended October 31, 2008 - $866,000). There was no reversal of inventories written-down previously that are no longer estimated to sell below cost.

Financial Instruments - Recognition and Measurement, Disclosure and Presentation, Hedges, Comprehensive Income and Equity

On February 1, 2007 the Company adopted the new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA) section 3855 Financial Instruments - Recognition and Measurement; section 3861 Financial Instruments - Disclosure and Presentation; section 3865 Hedges; section 1530 Comprehensive Income; and section 3251 Equity. These changes in accounting policy were applied retroactively without restatement of comparative financial statements, with the exception of the reclassification of the cumulative currency translation adjustments account to accumulated other comprehensive income in accordance with the transitional provisions. Upon adoption of these accounting standards, the Company recorded a decrease in opening retained earnings of $83,000.

3. Bank Advances and Short-Term Notes

In January 2008, the Company arranged for new revolving loan facilities and as a result amounts drawn by the Canadian operations on the new facilities are reported as long-term debt (Note 4). Prior to this new arrangement, the Canadian operations had available operating loan facilities of $85,000,000 and had drawn $72,409,000 on these facilities at October 31, 2007.

International operations have available demand, revolving loan facilities of US$21,000,000 at interest rates of London Interbank Offered Rate (LIBOR) plus 1.75% or US prime minus 0.25% secured by a floating charge against certain accounts receivable and inventories of the International operations. At October 31, 2008, the International operations had drawn US$7,400,000 (October 31, 2007 - NIL) on the facility.

4. Long-term Debt

($ in thousands)		October 31 2008		October 31 2007		January 31 2008
Senior notes [1]	$	47,778	$	55,037	$	57,292
Revolving loan facilities [2]		98,215		-		41,919
Non-revolving loan facilities [3]		63,258		-		52,114
Notes payable [4]		1,851		-		1,726
Obligations under capital lease [5]		2,603		870		2,446
		213,705		55,907		155,497
Less: Current portion of long-term debt		48,671		17,805		18,633
	$	165,034	$	38,102	$	136,864

(1) The US$39,000,000 senior notes mature on June 15, 2009 and bear an interest rate of 5.89% payable semi-annually. The notes are secured by a floating charge against the assets of the Company. The Company has entered into an interest rate swap resulting in floating interest costs on US$9,000,000 of its senior notes.

(2) Canadian operations have available extendible, committed, revolving loan facilities of $140,000,000 that mature on December 31, 2010. These facilities, which are extendible at the request of the Company and subject to lender approval, are secured by a floating charge on the assets of the Company and rank pari passu with the senior note holders. These facilities bear interest at Bankers' Acceptances plus stamping fees ranging from 50 basis points to 90 basis points or the Canadian prime rate. At October 31, 2008, the Company has drawn $98,215,000 on these facilities.

(3) International operations have available extendible, committed, non-revolving loan facilities of US$52,000,000 that mature on December 31, 2010. These facilities, which are extendible at the request of the Company and subject to lender approval, are secured by a floating charge against the assets of the Company and rank pari passu with the senior note holders. These facilities bear interest at LIBOR plus stamping fees ranging from 50 basis points to 90 basis points or the US prime rate. At October 31, 2008 the Company had drawn US$52,000,000 on these facilities.

(4) The notes payable in the amount of US$1,522,000 bear an interest rate of US prime plus 1% and have annual principal payments of US$267,000. The notes payable mature in 2013 and 2015.

(5) The obligation under capital leases of US$2,140,000 (October 31, 2007 - US$916,000) is repayable in blended principal and interest payments of US$634,000 annually.

5. Financial Instruments

The following table presents the carrying amount and the fair value of the Company's financial instruments. Amortized cost is calculated using the effective interest rate method. When financial instruments lack an available trading market, fair value is determined using management's estimates and is calculated using market factors for instruments with similar characteristics and risk profiles. These amounts represent point-in-time estimates and may not reflect fair value in the future. These calculations are subjective in nature, involve uncertainties and are a matter of significant judgment.

		Assets (Liabilities) Carried at Cost/Amortized Cost				Assets (Liabilities) Carried at Fair Value	
As at October 31, 2008 ($ in thousands)	Maturity		Carrying Value		Fair Value		Carrying Value
Cash	Short-term	$	28,121	$	28,121	$	-
Accounts receivable	Short-term		59,676		59,676		-
Financial assets included in other assets	Long-term		5,037		5,037		-
Bank advances and short-term notes (Note 3)	Short-term		(9,002)		(9,002)		-
Accounts payable and accrued liabilities	Short-term		(104,011)		(104,011)		-
Financial derivative instruments [1]	Short-term		-		-		(154)
Current portion of long-term debt [1]	Short-term		(48,517)		(48,517)		-
Long-term debt (Note 4)	Long-term		(165,034)		(166,444)		-

(1) These items total $48,671 which comprises the current portion of long-term debt (Note 4).

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

		Assets (Liabilities) Carried at Cost/Amortized Cost		Assets (Liabilities) Carried at Fair Value
As at October 31, 2007 ($ in thousands)	Maturity	Carrying Value	Fair Value	Carrying Value
Cash	Short-term	$ 25,719	$ 25,719	$ -
Accounts receivable	Short-term	60,541	60,541	-
Financial assets included in other assets	Long-term	4,727	4,727	-
Bank advances and short-term notes (Note 3)	Short-term	(72,409)	(72,409)	-
Accounts payable and accrued liabilities	Short-term	(73,565)	(73,565)	-
Financial derivative instruments [1]	Short-term	-	-	(6,014)
Current portion of long-term debt [1]	Short-term	(11,791)	(11,791)	-
Long-term debt (Note 4)	Long-term	(38,102)	(38,592)	-

(1) These items total $17,805 which comprises the current portion of long-term debt (Note 4).

The following summarizes the methods and assumptions used in estimating the fair value of the Company's financial instruments:

- The fair value of short-term financial instruments approximates their carrying amounts due to the relatively short period to maturity.
- The fair value of long-term debt with fixed interest rates is estimated by discounting the expected future cash flows using the current risk-free interest rate on an instrument with similar terms adjusted for an appropriate risk premium for the Company's credit profile.
- The financial derivative instruments have been marked to market using rates published by the financial institution which is counter-party to these contracts.

The Company recorded interest revenue of $123,000 for the three months ended October 31, 2008 (three months ended October 31, 2007 - $49,000 expense). For the nine months ended October 31, 2008, the Company recorded interest revenue of $197,000 (nine months ended October 31, 2007 - $89,000) and a foreign exchange gain of $7,000 (nine months ended October 31, 2007 loss - $251,000) included in cost of sales, selling, and administrative expenses on the Company's consolidated statements of earnings and retained earnings.

Financial Derivative Instruments

As at October 31, 2008 ($ in thousands)	Notional Value	Interest Rate	Fair Value
Interest rate swaps in effective fair value hedging relationship	US$9,000 (2007 - US$14,000)	LIBOR plus 1.87%	$ 154 (2007 - $196)
Cross-currency interest rate swaps in effective fair value hedging relationship	- (2007 - US$7,000)	B.A. plus 2.99%	- (2007 - $4,568)
Cross-currency interest rate swaps no longer in effective hedging relationship	- (2007 - US$2,000)	B.A. plus 3.16%	- (2007 - $1,250)

6. Unit Purchase Loan Plan

Loans issued to officers and senior management to purchase units under the unit purchase loan plan are treated as a reduction of equity. These loans are non-interest bearing and repayable from after tax distributions on the units purchased or if the person sells the units or leaves the Company. The loans are secured by a pledge of 655,777 units (October 31, 2007 - 719,302) of the Fund with a quoted value at October 31, 2008 of $11,148,000 (October 31, 2007 - $15,674,000). Loans receivable at October 31, 2008 of $11,407,000 (October 31, 2007 - $12,441,000) are recorded as a reduction of equity. The loans have terms of three or five years. The maximum value of the loans receivable under the plan is currently limited to $15,000,000.

7. Security Based Compensation

Deferred Unit Plan

The Fund has adopted the fair value method of accounting for security based compensation for the Trustee Deferred Unit Plan. The deferred unit plan compensation expense recorded for the three months ended October 31, 2008 is $260,000 (three months ended October 31, 2007 - $113,000 expense) and expense for the nine months ended October 31, 2008 is $276,000 (nine months ended October 31, 2007 - $428,000). The liability for the deferred unit plan is recorded in accounts payable and accrued liabilities on the Company's consolidated balance sheet and is adjusted to reflect the total number of deferred units outstanding multiplied by the closing unit price at the end of the period. The total number of deferred units outstanding at October 31, 2008 is 62,500 (October 31, 2007 - 37,976). There were no deferred units settled in cash during the period.

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

Unit Purchase Loan Plan

The Company has a unit purchase loan plan for officers and senior management whereby loans are granted to employees to purchase units of NWF (see Note 6). These loans are in substance similar to stock options and accordingly are accounted for as security based compensation in accordance with section 3870 of the CICA handbook.

There was $597,000 in compensation cost related to loans renewed under the unit purchase loan plan for the three months ended October 31, 2008 (three months ended October 31, 2007 - NIL) and for the nine months ending October 31, 2008 is $597,000 (nine months ending October 31, 2007 - $587,000). Compensation cost is recorded in cost of sales, selling and administrative expenses with a corresponding increase in contributed surplus. The compensation cost is a non-cash expense and has no impact on the distributions from the Fund. The units are purchased at market prices and are fully vested at the time the loan is exercised. The units are pledged as security against the loan and cannot be withdrawn from the plan until the principal amount of the loan is less than 65% or 80% of the market value of the units pledged as security or if the employee sells the units or leaves the Company. If the loan value as a percentage of the market value of the units pledged as security against the loan falls below the 65% to 80% threshold, the employee may reduce the number of units pledged equal to the market value in excess of the loan balance. Employees are required to make principal payments on the loan equal to the after-tax distributions on the units pledged as security.

The fair value of the compensation cost was estimated using the Black-Scholes model using the following assumptions:

	2008	2007
Loan maturity	2011	2010
Risk-free interest rate	2.3%	4.2%
Expected volatility	28.3%	25.7%

Long Term Incentive Plans

The Company implemented Long Term Incentive Plans (LTIPs) that provide for the granting of Restricted Share Units (RSU's) and Performance Share Units (PSU's) to officers and senior management. Each RSU entitles the participant to receive a cash payment equal to the market value of the number of notional units granted at the end of the vesting period. The RSU account for each participant includes the value of distributions from the Fund as if reinvested in additional RSU's. RSU awards vest with the employee on the third fiscal year-end following the date of the grant to which the award relates. Compensation expense is measured initially based on the fair market value of the Fund's units at the grant date and subsequently adjusted for additional units granted based on the reinvestment of notional distributions and the market value of the units at the end of the reporting period. The associated compensation expense is recognized over the vesting period based on the estimated total compensation to be paid out at the end of the vesting period.

Each PSU entitles the participant to receive a cash payment equal to the market value of the number of notional units granted at the end of the vesting period multiplied by factors related to the achievement of specific performance based criteria. The PSU account for each participant includes the value of distributions from the Fund as if reinvested in additional PSU's. PSU awards vest with the employee on the third fiscal year-end following the date of the grant to which the award relates. Compensation expense is measured initially based on the fair market value of the Fund's units at the grant date and subsequently adjusted for additional units granted based on the reinvestment of notional distributions and the market value of the units at the end of the reporting period. The associated compensation expense is recognized over the vesting period based on the estimated total compensation to be paid out at the end of the vesting period factoring in the probability of the performance criteria being met during that period.

Compensation costs related to the RSU's and PSU's for the three months ended October 31, 2008 are $450,000 and for the nine months ended October 31, 2008 are $1,572,000.

8. Accumulated other comprehensive income ($ in thousands)

	October 31 2008	October 31 2007	January 31 2008
Balance, beginning of period	$ 2,014	$ 4,682	$ 4,682
Other comprehensive income (loss)	6,168	(3,601)	(2,668)
Accumulated other comprehensive income, end of period	8,182	1,081	2,014
Retained earnings, end of period	109,698	100,536	100,526
Total accumulated other comprehensive income and retained earnings	$ 117,880	$ 101,617	$ 102,540

Accumulated other comprehensive income represents the net changes due to exchange rate fluctuations in the equivalent Canadian dollar book values of the net investment in self-sustaining foreign operations since the date of acquisition. A portion of the US denominated senior notes in the amount of US$39 million has been designated as a hedge against the foreign operations.

9. Employee Future Benefits

The Company's expense for employee future benefits is included in cost of sales, selling and administrative expenses. The expense for the defined benefit pension plan and the defined contribution pension plan for the three months ended October 31, 2008 is $750,000 (three months ended October 31, 2007 - $850,000) and the nine months ended October 31, 2008 is $2,250,000 (nine months ended October 31, 2007 - $2,850,000). The Company maintains an employee savings plan for substantially all of its U.S. employees and recorded an expense for the three months ended October 31, 2008 of US$97,000 (three months ended October 31, 2007 - US$56,000) and for the nine months ended October 31, 2008 of US$301,000 (nine months ended October 31, 2007 - US$149,000).

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

10. Distributions

The declaration of distributions from the Fund is subject to the terms of the Fund's Declaration of Trust and the discretion of the Board of Trustees. The distributions paid in cash for the three months ended October 31, 2008 is $15,481,000 (three months ended October 31, 2007 - $13,062,000) and nine months ending October 31, 2008 $52,248,000 including a special distribution of $5,805,000 paid on February 22, 2008 to unitholders of record on December 31, 2007 (nine months ending October 31, 2007 - $41,605,000 including a special distribution of $4,838,000 paid on February 23, 2007 to unitholders of record on December 31, 2006).

11. Segmented Information ($ in thousands)

The Company operates within the retail industry. The following information is presented for the two business segments:

	Three Months Ended October 31 2008	Three Months Ended October 31 2007	Nine Months Ended October 31 2008	Nine Months Ended October 31 2007
Sales				
Canada	$ 225,961	$ 211,867	$ 663,579	$ 614,359
International	133,120	43,848	353,328	132,121
Total	$ 359,081	$ 255,715	$ 1,016,907	$ 746,480
Net earnings before amortization, interest and income taxes				
Canada	$ 23,743	$ 22,501	$ 66,519	$ 61,866
International	9,779	4,953	23,567	13,175
Total	$ 33,522	$ 27,454	$ 90,086	$ 75,041
Net earnings before interest and income taxes				
Canada	$ 17,711	$ 16,898	$ 48,446	$ 45,250
International	7,685	4,042	17,996	10,231
Total	$ 25,396	$ 20,940	$ 66,442	$ 55,481
Total Assets				
Canada	$ 404,784	$ 398,056	$ 404,784	$ 398,056
International	199,945	66,378	199,945	66,378
Total	$ 604,729	$ 464,434	$ 604,729	$ 464,434

International includes the operations of Alaska Commercial Company, Cost-U-Less, Inc. which was acquired on December 13, 2007 (Note 13) and Span Alaska Enterprises, Inc. which was acquired on March 3, 2008 (Note 13). Included in Canadian total assets is property and equipment of $170,342 (October 31, 2007 - $162,472). International total assets includes property and equipment of $73,114 (October 31, 2007 - $29,927) and goodwill of $39,201 (October 31, 2007 - NIL).

12. Seasonality

The Company's business follows a seasonal pattern where historically the first quarter sales are the lowest and the fourth quarter sales are the highest, reflecting consumer holiday buying patterns. As a result, a disproportionate amount of total revenues and earnings are typically earned in the fourth quarter. Net earnings generally follow higher sales but can be dependent on markdown activity in key sales periods to reduce excess inventories. Net earnings are historically lower in the first quarter due to lower sales and fixed costs such as rent and overhead that apply uniformly throughout the year.

13. Business Acquisitions

On March 3, 2008, the Company acquired all of the issued and outstanding shares of privately owned Span Alaska Enterprises, Inc., a food and general merchandise distributor serving retail and wholesale customers in rural Alaska, for $6,190,000 in cash consideration plus contingent cash consideration of $1,466,000 paid during the three months ended October 31, 2008.

On December 13, 2007 the Company purchased all of the issued and outstanding shares of Cost-U-Less, Inc. a leading operator of mid-size warehouse format stores in remote island communities in the South Pacific and the Caribbean for $54,258,000 in cash consideration.

All acquisitions have been accounted for by the purchase method of accounting and the results of operations of each acquisition are included in the consolidated financial statements from their respective closing date. The purchase price has been allocated to the acquired assets based on estimates of their fair values as at the closing date. The final allocation of the purchase price is dependant on certain ongoing valuations which may result in changes to the assigned values or the recognition of other intangible assets.

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the fair value of the assets acquired and the liabilities assumed:

($ in thousands)	Span Alaska Enterprises, Inc. March 3, 2008	Cost-U-Less, Inc. December 13, 2007
Assets		
Cash	$ -	$ 3,043
Accounts receivable	2,284	1,030
Inventories	807	29,842
Prepaid expenses	17	729
Future income taxes	-	998
Property and equipment	104	27,963
Other assets	32	843
Goodwill	5,642	27,405
Total Assets	$ 8,886	$ 91,853
Liabilities		
Bank advances and short-term notes	$ -	$ 3,122
Accounts payable and accrued expenses	1,230	30,203
Current portion of long-term debt	-	611
Future income taxes	-	828
Long-term debt	-	2,831
Total Liabilities	$ 1,230	$ 37,595
Cash Consideration	$ 7,656	$ 54,258

Goodwill associated with the Cost-U-Less, Inc. acquisition is not deductible for tax purposes.

Goodwill associated with the Span Alaska Enterprises, Inc. acquisition is deductible for tax purposes.

14. Future Accounting Standards

The CICA has issued the following new accounting standards:

Goodwill and Intangible Assets

Section 3064 issued in February 2008, provides guidance on the recognition, measurement, presentation and disclosure for goodwill and intangible assets, other than initial recognition of goodwill and intangible assets acquired in a business combination. The standard is effective for fiscal periods beginning on or after October 1, 2008, and requires retroactive application to prior period financial statements. The Company is currently reviewing the impact of this standard and will adopt the standard commencing February 1, 2009.

International Financial Reporting Standards

The Canadian Accounting Standards Board requires all public companies to adopt International Financial Reporting Standards (IFRS) for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Companies will be required to provide IFRS comparative information for the previous fiscal year. The transition from Canadian Generally Accepted Accounting Principles to IFRS will be applicable for the Company's first quarter beginning February 1, 2011 when the Company will prepare both current and comparative financial statements using IFRS. The adoption of IFRS will have an impact on the financial statements of the Company. The Company is assessing the impact of implementing IFRS, developing implementation plans and investing in training and resources to facilitate a timely conversion.

15. Comparative Amounts

The comparative amounts have been reclassified to conform with the current year's presentation.

THE NORTH WEST COMPANY

NEWS RELEASE

FOR IMMEDIATE RELEASE

NORTH WEST COMPANY FUND ANNOUNCES THIRD QUARTER EARNINGS AND A DISTRIBUTION

Winnipeg, December 12, 2008: North West Company Fund (the "Fund") today reported 2008 third quarter earnings of $22.1 million for the period ended October 31, 2008. The Fund also announces a quarterly distribution of $0.32 per unit to unitholders of record on December 31, 2008, distributable by January 15, 2009.

Report to Unitholders

The North West Company Fund reports third quarter earnings to October 31, 2008 of $22.1 million, an increase of 19.4% over last year's third quarter earnings of $18.5 million. Diluted earnings per unit improved to $0.46 compared to $0.39 last year.

Sales increased 40.4% to $359.1 million compared to the third quarter last year and were up 5.7% on a same store basis excluding the foreign exchange impact. Sales from new stores, including the acquisition of Cost-U-Less, Inc. on December 13, 2007 and same store growth from International Operations were the leading factors contributing to the sales increase in the quarter.

The Trustees have approved a quarterly distribution of $0.32 per unit to unitholders of record on December 31, 2008.

"This was another quarter where all of our store banners achieved gains, led by Alaska's 16% increase in same store sales," said Edward Kennedy, President and CEO. "Going forward, we're up against strong general merchandise sales from last year's fourth quarter, driven in part by the Indian Residential School Settlement payments in northern Canada. We won't see the same performance this year but we will continue to benefit from a healthy food business and our position as an everyday needs retailer."

Management's Discussion & Analysis

CONSOLIDATED RESULTS

Quarter

Third quarter consolidated sales increased 40.4% to $359.1 million compared to $255.7 million in 2007 and were up 36.6% excluding the foreign exchange impact. On a same store basis, sales increased 5.7% excluding the foreign exchange impact and were up 5.5% including the comparable increases from Cost-U-Less (CUL) stores open for more than one year. Food sales increased 44.1% and were up 7.8% on a same store basis excluding CUL and the foreign exchange impact. General merchandise sales increased by 18.7% but were down 0.1% on a same store basis excluding CUL and the foreign exchange impact. Sales from new stores, including the acquisition of Cost-U-Less, Inc. on December 13, 2007, the acquisition of Span Alaska Enterprises, Inc. (Span) on March 3, 2008, and strong same store sales growth from International Operations were the leading factors contributing to the sales increase in the quarter.

Cost of sales, selling and administrative expenses increased 42.6% to $325.6 million and increased 140 basis points as a percentage to sales compared to the third quarter of 2007. New and non-comparable store expenses accounted for approximately 82% of the dollar increase. The increase in the expense as a percentage to sales is mostly due to the discount margin structure of CUL and new Giant Tiger stores opened over the past year. On a comparable store basis, cost of sales, selling and administrative expenses decreased 21 basis points as a percentage to sales. Higher freight and energy-related costs in our remote stores and expenses related to a new long-term incentive plan were more than offset by improvements in staff productivity, gains in financial services fees and lower debt loss expense.

Trading profit[1] or net earnings before interest, income taxes, depreciation and amortization (EBITDA) increased 22.1% to $33.5 million compared to $27.5 million in the third quarter last year and was up 7.8% excluding the impact of CUL and Span. Sales growth and continued improvements in staff productivity were the leading factors contributing to the trading profit dollar increase, offsetting lower gross profit rates and higher transportation and incentive plan expenses.

In the quarter, the Trustees approved a two year renewal of loans granted to senior management under the unit purchase loan plan (UPLP) as part of the transition away from the UPLP to new share unit-based long-term incentive (LTI) plans for officers and senior management. The new LTI plans are designed to enhance the Company's ability to attract and retain employees and to directly align a portion of their compensation with the interests of unitholders through the grant of notional units. The UPLP, although cost-effective, will wind-up in late 2010, reflecting general investor sentiment against share or unit loan arrangements. The new LTI is more aligned with current compensation practices but is more expensive. The incremental LTI expense in the quarter was $1.0 million and is $1.6 million on a year-to-date basis. An additional annualized expense of approximately $1.3 million is expected to be incurred in 2009 depending on the Fund's unit price and the achievement of financial targets established by the Trustees. Excluding the stock-based compensation costs of the unit purchase loan plan and the new incentive plans, trading profit increased 25.9% and was 9.6% as percent to sales compared to 10.7% in the third quarter last year.

Amortization increased 24.7% to $8.1 million largely due to depreciation on new stores including CUL. Interest expense increased 32.7% to $2.4 million as a result of higher average debt levels in the quarter in part due to additional borrowings to fund the CUL acquisition. Income taxes increased 42.6% to $946,000 as a result of higher earnings in International Operations. The increase in International Operations income taxes was partially offset by a decrease in Canadian income taxes as a result of the reorganization completed in the second quarter of 2007 and an increase in future income tax assets.

[1] See Non GAAP Measures Section of Management's Discussion & Analysis

Net earnings increased $3.6 million or 19.4% to $22.1 million. Diluted earnings per unit were up 17.9% to $0.46 compared to $0.39 last year.

Year-to-Date

Year-to-date sales increased 36.2% to $1.017 billion compared to $746.5 million in 2007 and were up 36.3% excluding the foreign exchange impact. On a same store basis, sales increased 4.9% excluding the foreign exchange impact and were up 5.2% including the comparable increases from CUL stores open for more than one year. Food sales increased 42.3% and were up 6.4% on a same store basis excluding CUL and the foreign exchange impact. General merchandise sales increased by 22.1% and were up 0.5% on a same store basis excluding CUL and the foreign exchange impact. Sales from new stores, including the acquisition of CUL and Span combined with strong same store food sales growth across all of our banners were the leading factors contributing to the sales increase.

Cost of sales, selling and administrative expenses increased 38.0% to $926.8 million and increased 119 basis points as a percentage to sales compared to last year. New and non-comparable store expenses accounted for substantially all of the dollar increase. The increase in the expense as a percentage to sales is primarily due to the discount margin structure of CUL and new Giant Tiger stores. On a comparable store basis, cost of sales, selling and administrative expenses decreased 33 basis points as a percentage to sales. Higher freight and energy-related costs in our stores were more than offset by staff productivity gains and lower debt loss expense.

Trading profit or net earnings before interest, income taxes, depreciation and amortization (EBITDA) increased 20.0% to $90.1 million compared to $75.0 million last year and was up 6.8% excluding the impact of CUL and Span. Sales growth and improvements in staff productivity were the leading factors contributing to the trading profit dollar increase, offsetting lower gross profit rates and higher incentive plan costs. Excluding the $1.6 million expense related to the new long-term incentive plans, trading profit increased 22.1% and was 9.0% as percent to sales compared to 10.1% last year.

Amortization increased 20.9% to $23.6 million primarily due to depreciation on new stores. Interest expense increased 30.1% to $6.5 million as a result of higher average debt levels compared to last year in part due to additional borrowings to fund the CUL acquisition. Income taxes decreased $2.1 million to $4.2 million due to lower income taxes in the Canadian Operations as a result of the reorganization completed in the second quarter of 2007. The decrease in Canadian income taxes was partially offset by an increase in income taxes in the International Operations as a result of higher earnings.

Net earnings increased $11.6 million or 26.3% to $55.7 million. Diluted earnings per unit were up 26.1% to $1.16 compared to $0.92 last year.

CANADIAN OPERATIONS

Canadian sales for the quarter increased 6.7% to $226.0 million up from $211.9 million last year and were up 3.7% on a same store basis. Food sales increased 9.8% and were up 7.4% on a same store basis. Food inflation was approximately 4.5%. Food sales were up in all categories with grocery, snack foods, beverages, chilled foods and private label lines contributing the largest gains. General merchandise sales were down 2.0% from last year and decreased 5.8% on a same store basis reflecting weak back-to-school results at all banners, the discontinuation of our *Selections* catalogue in the first quarter and leaner inventory positions compared to last year.

Sales growth contributed to a 5.6% increase in gross profit dollars, net of a 31 basis points drop in gross profit rate compared to the third quarter last year. Higher fuel-related freight costs and market-driven price reductions in urban and less remote locations negatively impacted the gross profit rate. Operating expenses increased 3.3% but were down 72 basis points as a percentage to sales. Higher utility costs

were more than offset by continued improvements in staff productivity and lower debt loss expense. Canadian trading profit increased 5.5% to $23.7 million and was 10.5% of sales compared to 10.6% to sales in the third quarter last year. Excluding the stock-based compensation costs of the unit purchase loan plan and the new incentive plans, trading profit increased 10.0% and was 11.0% as percent to sales.

INTERNATIONAL OPERATIONS (stated in U.S. dollars)

International Operations sales increased $79.0 million to $121.9 million compared to $42.9 million in the third quarter last year largely due to the CUL and Span acquisitions and exceptional same store sales in Alaska. In Alaska, sales benefited from a Permanent Fund Dividend (PFD) of $3,269 that was paid to qualified residents of Alaska, compared to last year's PFD of $1,654 which was also paid out later in the year. On a same store basis, sales increased 16.3% and were up 9.0% including comparable increases from CUL stores open for more than one year.

Food sales increased 10.0% on a same store basis with most categories showing strong gains. Food inflation was approximately 3.0%. General merchandise same store sales increased 43.3% largely due to size and timing of the PFD. Sales were strong in all categories with transportation generating the largest increase over the third quarter last year.

Gross profit dollars were up 112.8% driven by sales growth however, the gross profit rate decreased from last year due to the impact of the lower margin structure at CUL and Span and higher sales in lower margin big-ticket categories like transportation and furniture. Operating expense dollars increased 117.0% compared to the third quarter last year but decreased as a percentage to sales as a result of the CUL and Span acquisitions. On a comparable basis, operating expenses increased 7.4% but decreased 161 basis points as a percentage to sales. Sales growth, staff productivity gains and lower debt loss expense in the quarter partially offset increases in energy-related occupancy costs.

Trading profit increased $4.2 million to $9.0 million reflecting the impact of the new stores and excellent sales growth. Excluding the CUL and Span acquisitions, trading profit increased 12.9% and as a percent of sales was 11.0% compared to 11.1% in the third quarter last year.

FINANCIAL CONDITION

Financial Ratios
The Fund's debt-to-equity ratio at the end of the quarter was .82:1 compared to .50:1 last year largely due to the additional debt incurred for the acquisition of Cost-U-Less. The debt-to-equity ratio at January 31, 2008 was .62:1.

Working capital increased $53.3 million compared to the third quarter last year. The increase in inventories is substantially due to the acquisition of CUL and Span as well as new stores in Canada. Planned higher food inventory balances to take advantage of lower water freight rates versus air freight also contributed to the increase in inventories. The decrease in bank advances and short-term notes is due to the transfer of the majority of the credit lines to long-term debt as a result of the renegotiation of credit lines from a demand facility to a three year committed facility completed in the fourth quarter last year. Accounts payable and accrued liabilities increased from the prior year largely due to the liabilities assumed as part of the CUL acquisition. The increase in the current portion of long-term debt is due to US$39 million of senior notes which mature June 15, 2009.

Outstanding Units
The weighted average basic units outstanding for the quarter were 47,722,000 compared to 47,659,000 last year. The increase is due to a reduction in the number of units held under the

Company's Unit Purchase Loan Plan. The weighted average fully diluted units outstanding for the quarter were 48,433,000 compared to 48,412,000 last year. The increase in the fully diluted units outstanding is due to units granted under the Trustee Deferred Unit Plan.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operating activities for the quarter increased $12.8 million or 87.4% to $27.4 million. The increase in cash flows from operating activities is due to higher net earnings and a change in non-cash working capital largely resulting from a decrease in accounts receivable and an increase in accounts payable in the quarter. Cash flow from operations[1] increased $4.5 million or 18.5% to $29.0 million due primarily to higher net earnings.

Cash used for investing activities in the quarter increased to $15.8 million from $15.1 million last year largely due to the completion of the Span Alaska Enterprises, Inc. acquisition and the finalization of the contingent consideration.

Cash used for financing activities in the quarter was $4.7 million compared to $2.3 million last year. The Fund paid distributions of $15.5 million, an increase of 18.5% compared to $13.1 million last year. In the fourth quarter of 2007, the Company arranged for new bank loan facilities which have resulted in a decrease in bank advances and short-term notes and an increase in long-term debt. The Canadian operation has available extendible, committed, revolving loan facilities of $140 million that mature on December 31, 2010. These facilities, which are extendible at the request of the Company and subject to lender approval, are secured by a floating charge on the assets of the Company and rank pari passu with the senior note holders. At October 31, 2008, the Company had drawn $98.2 million on these facilities.

The US$39 million of senior notes mature June 15, 2009. The Company plans to refinance the senior notes as long-term debt upon maturity.

The Company's International Operation has available extendible, committed, non-revolving loan facilities of US$52 million that mature on December 31, 2010. These facilities, which are extendible at the request of the Company and subject to lender approval, are secured by a floating charge against the assets of the Company and rank pari passu with the senior note holders. At October 31, 2008, the Company had drawn US$52 million on these facilities. The International Operation also has available demand revolving loan facilities of US$21 million. These loans are secured by a floating charge against certain accounts receivable and inventories of the International Operations. At October 31, 2008, the Company had US$7.4 million in bank advances and short-term notes drawn on these facilities.

The credit facilities contain covenants and restrictions including the requirement to meet certain financial ratios and financial condition tests. The financial covenants include a fixed charge coverage ratio, minimum current ratio, a leverage test and a minimum net worth test. At October 31, 2008, the Fund is in compliance with all covenants under these facilities. Current and forecasted debt levels are regularly monitored for compliance with debt covenants.

Net capital expenditures for 2008 are expected to be in the $50 million range (2007 - $43.9 million) reflecting the planned opening of five new stores, major renovation activity in seven stores, new gas bars, pharmacy openings, system upgrades, and a major head office renovation project. Cash flow from operations and funds available on existing credit facilities are expected to be sufficient to fund operating requirements, sustaining and growth-related capital expenditures, as well as all distributions for the year.

---

[1] See Non GAAP Measures Section of Management's Discussion & Analysis

OTHER HIGHLIGHTS

- A Northern store opened in Peawanuck, Ontario on September 22, 2008 increasing the number of Northern banner stores to 129.

- A Giant Tiger store opened in Edmonton, Alberta on November 15, 2008 increasing the total number of Giant Tiger banner stores to 29.

- North Eastern Arctic Shipping (NEAS) through the Company's investment in Transport Nanuk, offered a total of 11 sailings providing vital re-supply services for communities across Canada's Eastern Arctic and made a record 86 stops, an increase of 34% over last year. Other milestones included the successful completion of NEAS' innovative marine training and employment program enabling local Inuit to work on NEAS vessels.

UNITHOLDER DISTRIBUTIONS

The Trustees declared a regular quarterly distribution of $0.32 per unit to unitholders of record on December 31, 2008, distributable by January 15, 2009.

The determination to declare and make payable distributions from the Fund is subject to the terms of the Fund's Declaration of Trust and the discretion of the Board of Trustees. The Fund's distribution policy is to make distributions to unitholders equal to the taxable income of the Fund. Historically, distributions from the Fund represented taxable income and did not include a return of unitholder capital. Management believes distributions in 2008 will continue to represent taxable income.

In determining the quarterly distributions the Trustees consider, among other factors, the seasonal variations in earnings inherent in the retail industry in order to maintain stable distributions throughout the year. On an annual basis, distributions are funded by cash flow from operations. Due to the seasonal nature of the retail business whereby income and cash flow is historically lower in the first quarter and higher in the fourth quarter, distributions in a quarter may exceed cash flow from operations. The taxable income of the Fund is primarily based on an allocation of the taxable income of the North West Company LP less Fund expenses. In addition to the $0.32 per unit distribution declared above, a special year-end distribution in an amount to be determined may be declared to unitholders of record on December 31, 2008 and distributable by February 20, 2009 if the taxable income of the Fund exceeds the cumulative distributions for the year.

OUTLOOK

Fourth quarter food sales are continuing to trend at rates comparable to the first three quarters of the year. Food inflation is expected to shift to slight deflation if fuel prices continue to fall, offsetting supplier cost increases. In this scenario, consumer discretionary spending power should increase in remote northern and southern markets, gross margins rates should improve and energy-related occupancy costs should decrease. Southern Canadian market food sales are expected to remain challenged due to new store competition, with an offset from consumers seeking to economize by shopping at discount banners like Giant Tiger.

General merchandise sales in northern banners will be soft in the fourth quarter due to income influxes related to Indian Residential School Settlement Act (IRSSA) payments received in the fourth quarter last year and the first quarter of 2008 and due to the later fourth quarter payment of the Permanent Fund Dividend in Alaska in 2007 compared to the third quarter in 2008. Margin

rates should improve due to leaner inventory levels and an increased sales blend of higher margin merchandise.

CUL food sales trends are following the same path as our Northern banners and margins will be positively affected under a sustained lower fuel price scenario. This may be offset by a weaker tourism demand affecting approximately half of CUL's markets.

The integration of our CUL acquisition has achieved the targeted annualized savings of $3.0 million. The integration of merchandise system platforms will be completed in the second quarter of 2009 and will provide additional savings.

QUARTERLY RESULTS OF OPERATIONS

In 2008, the quarters will have the same number of days of operations as 2007 with the exception of the first quarter of 2008 which had an extra day resulting from the February 29 leap year. In the 2006 fourth quarter the Company changed its year end from the last Saturday in January to January 31 and adopted a fixed calendar quarter end beginning in 2007. As a result of this change, the number of days of operations in each quarter in 2007 was different from 2006. The chart below reflects the number of days in each quarter. On an annual basis, 2007 had 365 days of operations compared to 368 days of operations in 2006. The following is a summary of selected quarterly financial information.

Operating Results-Consolidated

	Third Quarter		Second Quarter		First Quarter		Fourth Quarter	
	92 days	92 days	92 days	92 days	90 days	89 days	92 days	95 days
($ in millions)	2008	2007	2008	2007	2008	2007	2007	2006
Sales	$359.1	$255.7	$342.4	$256.4	$315.5	$234.4	$318.0	$262.5
Trading profit	33.5	27.5	30.6	26.0	25.9	21.6	31.5	26.1
Net earnings	22.1	18.5	18.4	14.8	15.2	10.8	18.9	16.3
Net earnings per unit:								
Basic	0.46	0.39	0.39	0.31	0.32	0.23	0.39	0.34
Diluted	0.46	0.39	0.38	0.30	0.32	0.23	0.39	0.34

Historically, the Company's first quarter sales are the lowest and the fourth quarter sales are the highest, reflecting the Christmas selling period. Weather conditions are often extreme and can affect sales in any quarter. Net earnings are historically lower in the first quarter due to lower sales. Net earnings generally follow higher sales but can be dependent on markdown activity in key sales periods to reduce excess inventories.

DISCLOSURE CONTROLS

Management has established and maintained disclosure controls and procedures for the Company in order to provide reasonable assurance that material information relating to the Company is made known to them in a timely manner. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on an evaluation of the design of the Company's disclosure controls and procedures, the Company's Chief Executive Officer and Chief Financial Officer have concluded that these controls and procedures are designed effectively as of October 31, 2008 to provide

reasonable assurance that the information to be disclosed is recorded, summarized and reported as required.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management is responsible for the design of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. Management has designed the internal controls over financial reporting as of the end of the period covered by the interim filings, and believes the design is sufficient to provide such reasonable assurance. All internal control systems, no matter how well designed, have inherent limitations. Therefore even those systems determined to be designed effectively can only provide reasonable assurance with respect to financial reporting. There have been no changes in the internal controls over financial reporting during the quarter ended October 31, 2008 that have materially affected or are reasonably likely to materially affect the internal controls over financial reporting.

ACCOUNTING STANDARDS IMPLEMENTED IN 2008

Inventories

As described in Note 2 of the 2008 third quarter consolidated interim financial statements, the Canadian Institute of Chartered Accountants (CICA) issued Section 3031, "Inventories" which is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. Section 3031 establishes new standards on the determination of cost and requires inventories to be measured at the lower of cost and net realizable value. The cost of inventories includes the cost to purchase and other costs incurred in bringing the inventories to their present location. Costs such as storage costs and administrative overheads that do not contribute to bringing the inventories to their present location and condition are specifically excluded from the cost of inventories and are expensed in the period incurred. The new standard also requires additional disclosures regarding the accounting policies used in measuring the inventories, the carrying value of the inventories, amounts recognized as an expense during the period, write-downs and the amount of any reversal of write-downs in the period.

The Company has adopted this new standard as of February 1, 2008 with the changes applied retroactively without restatement of comparative numbers in accordance with the transitional provisions. Upon adoption of this accounting standard, the Company recorded a decrease in opening retained earnings of $119,000.

FUTURE ACCOUNTING STANDARDS TO BE IMPLEMENTED

The Canadian Institute of Chartered Accounts has issued the following new accounting standards:

Goodwill and Intangible Assets

Section 3064 issued in February 2008, provides guidance on the recognition, measurement, presentation and disclosure for goodwill and intangible assets, other than initial recognition of goodwill and intangible assets acquired in a business combination. The standard is effective for fiscal periods beginning on or after October 1, 2008, and requires retroactive application to prior period financial statements. The Company is currently reviewing the impact of this new standard on the consolidated financial statements and will adopt the standard commencing on February 1, 2009.

International Financial Reporting Standards

The Canadian Accounting Standards Board will require all public companies to adopt International Financial Reporting Standards (IFRS) for interim and annual financial statements relating to fiscal

years beginning on or after January 1, 2011. Companies will be required to provide IFRS comparative information for the previous fiscal year. The transition from Canadian Generally Accepted Accounting Principles to IFRS will be applicable for the Company's first quarter beginning February 1, 2011 when the Company will prepare comparative financial statements using IFRS. The adoption of IFRS will have an impact on the financial statements of the Company. The Company is assessing the impact of implementing IFRS, developing implementation plans and investing in training and resources to facilitate a timely conversion.

NON-GAAP MEASURES

(1) **Trading Profit (EBITDA)** is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net earnings, trading profit is a useful supplemental measure as it provides investors with an indication of the Company's operational performance before allocating the cost of interest, income taxes and capital investments. Investors should be cautioned, however, that trading profit should not be construed as an alternative to net earnings determined in accordance with GAAP as an indicator of NWF's performance. NWF's method of calculating trading profit may differ from other companies and, accordingly, trading profit may not be comparable to measures used by other companies.

A reconciliation of consolidated net earnings to trading profit or EBITDA is provided below:

	Third Quarter		Year-to-Date	
($ in thousands)	2008	2007	2008	2007
Net earnings	$ 22,065	$ 18,480	$ 55,734	$ 44,133
Add: Amortization	8,126	6,514	23,644	19,560
Interest expense	2,385	1,797	6,510	5,005
Income taxes	946	663	4,198	6,343
Trading profit	$ 33,522	$ 27,454	$ 90,086	$ 75,041

For trading profit information by business segment, refer to Note 11 Segmented Information in the Notes to the unaudited interim period Consolidated Financial Statements.

(2) **Cash Flow from Operations** is not a recognized measure under Canadian GAAP. Management believes that, in addition to cash flow from operating activities, cash flow from operations is a useful supplemental measure as it provides investors with an indication of the Company's ability to generate cash flows to fund its cash requirements, including distributions and capital investments. Investors should be cautioned, however, that cash flow from operations should not be construed as an alternative to cash flow from operating activities or net earnings as a measure of profitability. NWF's method of calculating cash flow from operations may differ from other companies and may not be comparable to measures used by other companies.

A reconciliation of consolidated cash flow from operating activities to cash flow from operations is provided below:

($ in thousands)	Third Quarter 2008	Third Quarter 2007	Year-to-Date 2008	Year-to-Date 2007
Cash flow from operating activities	$ 27,418	$ 14,634	$ 49,237	$ 45,431
Non-cash items:				
Change in other non-cash items	530	1,672	2,750	1,933
Change in non-cash working capital	1,074	8,185	26,481	16,240
Cash flow from operations	$ 29,022	$ 24,491	$ 78,468	$ 63,604

****

Unless otherwise stated, this Management's Discussion & Analysis (MD&A) is based on the financial information included in the unaudited interim period Consolidated Financial Statements and Notes to the unaudited interim period Consolidated Financial Statements which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and is in Canadian dollars. The information contained in this MD&A is current to December 12, 2008.

Forward-Looking Statements

This Quarterly Report, including Management's Discussion & Analysis (MD&A), contains forward-looking statements about the North West Company Fund (Fund), including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "plans", "believes", "estimates", "intends", "targets", "projects", "forecasts" or negative versions thereof and other similar expressions, or future or conditional future financial performance (including sales, earnings or growth rates), ongoing business strategies or prospects, and possible future Fund action, are also forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Fund, economic factors and the retail industry generally. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Fund due to, but not limited to, important factors such as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, changes in accounting policies and methods used to report financial condition, including uncertainties associated with critical accounting assumptions and estimates, the effect of applying future accounting changes, business competition, technological change, changes in government regulations and legislation, changes in tax laws, unexpected judicial or regulatory proceedings, catastrophic events, the Fund's ability to complete strategic transactions and integrate acquisitions and the Company's success in anticipating and managing the foregoing risks. The reader is cautioned that the foregoing list of important factors is not exhaustive. Other risks are outlined in the Risk Management section of the MD&A included in the Fund's 2007 Management's Discussion & Analysis and Consolidated Financial Statements report. The reader is also cautioned to consider these and other factors carefully and not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Company has no specific intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

The North West Company is a leading retailer of food and everyday products and services to rural communities and urban neighbourhoods in Canada, Alaska, the South Pacific and the Caribbean. North West operates 222 stores under the trading names Northern, NorthMart, Giant Tiger, AC Value Center and Cost-U-Less and has annualized sales of approximately Cdn. $1.3 billion.

The units of the Fund trade on the TSX Toronto Stock Exchange under the symbol "NWF.UN".

-30-

For more information contact:

Edward Kennedy, President and CEO, The North West Company
phone 204-934-1482; fax 204-934-1317; email ekennedy@northwest.ca

Léo Charrière, Executive Vice-President and CFO, The North West Company
phone 204-934-1503; fax 204-934-1455; email lcharriere@northwest.ca

John King, Vice-President, Finance and Secretary, The North West Company
Phone 204-934-1397; fax 204-934-1455; email jking@northwest.ca

or visit on-line at www.northwest.ca

CONSOLIDATED BALANCE SHEETS

(unaudited, $ in thousands)	October 31 2008	October 31 2007	January 31 2008
ASSETS			
Current assets			
Cash	**$ 28,121**	$ 25,719	$ 21,732
Accounts receivable	**59,676**	60,541	62,759
Inventories (Note 2)	**198,231**	152,233	162,481
Prepaid expenses	**6,513**	3,537	3,604
Future income taxes	**447**	2,192	3,485
Total Current Assets	**292,988**	244,222	254,061
Property and equipment	**243,456**	192,399	227,974
Other assets	**22,053**	20,187	19,033
Goodwill	**39,201**	-	26,882
Future income taxes	**7,031**	7,626	1,720
Total Assets	**$ 604,729**	$ 464,434	$ 529,670
LIABILITIES			
Current liabilities			
Bank advances and short-term notes (Note 3)	**$ 9,002**	$ 72,409	$ 4,336
Accounts payable and accrued liabilities	**104,011**	73,565	109,877
Income taxes payable	**3,194**	5,636	2,053
Current portion of long-term debt (Note 4,5)	**48,671**	17,805	18,633
Total Current Liabilities	**164,878**	169,415	134,899
Long-term debt (Note 4)	**165,034**	38,102	136,864
Asset retirement obligations	**1,644**	1,566	1,606
Total Liabilities	**331,556**	209,083	273,369
EQUITY			
Capital	**165,133**	165,205	165,133
Unit purchase loan plan (Note 6)	**(11,407)**	(12,441)	(12,342)
Contributed surplus	**1,567**	970	970
Retained earnings	**109,698**	100,536	100,526
Accumulated other comprehensive income (Note 8)	**8,182**	1,081	2,014
Total Equity	**273,173**	255,351	256,301
Total Liabilities and Equity	**$ 604,729**	$ 464,434	$ 529,670

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(unaudited, $ in thousands)	Three Months Ended October 31 2008	Three Months Ended October 31 2007	Nine Months Ended October 31 2008	Nine Months Ended October 31 2007
SALES	$ 359,081	$ 255,715	$ 1,016,907	$ 746,480
Cost of sales, selling and administrative expenses	(325,559)	(228,261)	(926,821)	(671,439)
Net earnings before amortization, interest and income taxes	33,522	27,454	90,086	75,041
Amortization	(8,126)	(6,514)	(23,644)	(19,560)
	25,396	20,940	66,442	55,481
Interest	(2,385)	(1,797)	(6,510)	(5,005)
	23,011	19,143	59,932	50,476
Provision for income taxes	(946)	(663)	(4,198)	(6,343)
NET EARNINGS FOR THE PERIOD	$ 22,065	$ 18,480	$ 55,734	$ 44,133
Retained earnings, beginning of period as previously reported	103,114	95,118	100,526	93,253
Accounting policy changes (Note 2)	-	-	(119)	(83)
Retained earnings, as restated	103,114	95,118	100,407	93,170
Distributions (Note 10)	(15,481)	(13,062)	(46,443)	(36,767)
RETAINED EARNINGS, END OF PERIOD	$ 109,698	$ 100,536	$ 109,698	$ 100,536
NET EARNINGS PER UNIT				
Basic	$ 0.46	$ 0.39	$ 1.17	$ 0.93
Diluted	$ 0.46	$ 0.39	$ 1.16	$ 0.92
Weighted Average Number of Units Outstanding (000's)				
Basic	47,722	47,659	47,717	47,632
Diluted	48,433	48,412	48,427	48,408

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(unaudited, $ in thousands)	Three Months Ended October 31 2008	Three Months Ended October 31 2007	Nine Months Ended October 31 2008	Nine Months Ended October 31 2007
NET EARNINGS	$ 22,065	$ 18,480	$ 55,734	$ 44,133
Unrealized gains (losses) on translation of financial statements from a self sustaining operation in U.S. dollar functional currency to Canadian dollar reporting currency	5,586	(1,977)	6,168	(3,601)
Other comprehensive income (loss) (Note 8)	5,586	(1,977)	6,168	(3,601)
COMPREHENSIVE INCOME	$ 27,651	$ 16,503	$ 61,902	$ 40,532

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, $ in thousands)	Three Months Ended October 31 2008	Three Months Ended October 31 2007	Nine Months Ended October 31 2008	Nine Months Ended October 31 2007
CASH PROVIDED BY (USED IN)				
Operating Activities				
Net earnings for the period	$ 22,065	$ 18,480	$ 55,734	$ 44,133
Non-cash items				
Amortization	8,126	6,514	23,644	19,560
Future income taxes	(1,833)	(515)	(1,677)	(1,242)
Unit purchase loan plan compensation (Note 7)	597	-	597	587
Amortization of deferred financing costs	47	47	140	140
(Gain) Loss on disposal of property and equipment	20	(35)	30	426
	29,022	24,491	78,468	63,604
Change in non-cash working capital	(1,074)	(8,185)	(26,481)	(16,240)
Change in other non-cash items	(530)	(1,672)	(2,750)	(1,933)
Operating activities	27,418	14,634	49,237	45,431
Investing Activities				
Business acquisition (Note 13)	(1,466)	-	(7,656)	-
Purchase of property and equipment	(14,384)	(15,145)	(28,152)	(30,047)
Proceeds from disposal of property and equipment	12	51	3,294	184
Investing activities	(15,838)	(15,094)	(32,514)	(29,863)
Financing Activities				
Change in bank advances and short-term notes	(1,772)	10,647	3,194	50,828
Net repayments (purchases) under unit purchase loan plan	112	103	935	(948)
Increase in long-term debt	12,564	-	56,089	-
Repayment of long-term debt	(111)	(18)	(18,304)	(20,224)
Distributions (Note 10)	(15,481)	(13,062)	(52,248)	(41,605)
Financing activities	(4,688)	(2,330)	(10,334)	(11,949)
NET CHANGE IN CASH	$ 6,892	$ (2,790)	$ 6,389	$ 3,619
Cash, beginning of period	21,229	28,509	21,732	22,100
CASH, END OF PERIOD	$ 28,121	$ 25,719	$ 28,121	$ 25,719
Supplemental disclosure of cash paid for:				
Interest expense	$ 1,783	$ 724	$ 6,251	$ 4,577
Income taxes	$ 1,582	$ 1,657	$ 5,979	$ 5,130

See accompanying notes to consolidated financial statements.

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

1. Accounting Presentations and Disclosures

The unaudited interim period consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). These interim financial statements follow the same accounting policies and their methods of application as the 2007 annual financial statements, except as described in Note 2. Not all disclosures required by generally accepted accounting principles for annual financial statements are presented, and accordingly, the interim financial statements should be read in conjunction with the audited annual consolidated financial statements and the accompanying notes included in the North West Company Fund's 2007 Management's Discussion & Analysis and Consolidated Financial Statements report. All amounts are expressed in Canadian dollars unless otherwise noted.

2. Accounting Policy Changes

Inventories

Effective February 1, 2008 the Company adopted the new accounting standard issued by the Canadian Institute of Chartered Accountants (CICA) section 3031 Inventories which is effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2007. Section 3031 provides guidance on the determination of cost and requires inventories to be measured at the lower of cost and net realizable value. The cost of inventories includes the cost to purchase and other costs incurred in bringing the inventories to their present location and condition. Costs such as storage costs and administrative overheads that do not contribute to bringing the inventories to their present location and condition are specifically excluded from the cost of inventories and are expensed in the period incurred. Reversals of previous write-downs to net realizable value are now required when there is a subsequent increase in the value of the inventories. The cost of inventories should be determined using either a first-in, first-out or weighted average cost formula. Techniques for the measurement of cost of inventories, such as the retail method may be used if the results approximate actual cost. The new standard also requires additional disclosures regarding the accounting policies used in measuring the inventories, the carrying value of the inventories, the amount of inventories recognized as an expense during the period, the amount of write-downs during the period and the amount of any reversal of write-downs that is recognized as a reduction of expenses.

The Company values inventories at the lower of cost and net realizable value. Costs include the cost to purchase net of vendor allowances and other costs, such as transportation, that are directly incurred to bring inventories to their present location and condition. The cost of warehouse inventories is determined by the weighted average cost. The cost of store inventories is determined primarily using the retail method of accounting for general merchandise inventories and the cost method on a first-in, first-out basis for food inventories. The Company defines net realizable value as the anticipated selling price. Inventories are written down to net realizable value when the cost of inventories is estimated to be greater than the anticipated selling price. When circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in selling price, the amount of the write-down previously recorded is reversed. Storage costs, administrative overheads and selling costs related to the inventories are expensed in the period the costs are incurred.

This change in accounting policy has been implemented retroactively without restatement of comparative financial statements in accordance with the transitional provisions. Upon adoption of this accounting standard, the Company recorded a decrease in opening inventories of $221,000, an increase in opening future income tax assets of $102,000, and a decrease to opening retained earnings of $119,000.

Included in cost of sales, selling and administrative expenses on the consolidated statement of earnings for the three months ended October 31, 2008 is $254,461,000 of inventories recognized as an expense (nine months ended October 31, 2008 - $722,855,000), which includes $207,000 for the write-down of inventories as a result of net realizable value being lower than cost (nine months ended October 31, 2008 - $866,000). There was no reversal of inventories written-down previously that are no longer estimated to sell below cost.

Financial Instruments - Recognition and Measurement, Disclosure and Presentation, Hedges, Comprehensive Income and Equity

On February 1, 2007 the Company adopted the new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA) section 3855 Financial Instruments - Recognition and Measurement; section 3861 Financial Instruments - Disclosure and Presentation; section 3865 Hedges; section 1530 Comprehensive Income; and section 3251 Equity. These changes in accounting policy were applied retroactively without restatement of comparative financial statements, with the exception of the reclassification of the cumulative currency translation adjustments account to accumulated other comprehensive income in accordance with the transitional provisions. Upon adoption of these accounting standards, the Company recorded a decrease in opening retained earnings of $83,000.

3. Bank Advances and Short-Term Notes

In January 2008, the Company arranged for new revolving loan facilities and as a result amounts drawn by the Canadian operations on the new facilities are reported as long-term debt (Note 4). Prior to this new arrangement, the Canadian operations had available operating loan facilities of $85,000,000 and had drawn $72,409,000 on these facilities at October 31, 2007.

International operations have available demand, revolving loan facilities of US$21,000,000 at interest rates of London Interbank Offered Rate (LIBOR) plus 1.75% or US prime minus 0.25% secured by a floating charge against certain accounts receivable and inventories of the International operations. At October 31, 2008, the International operations had drawn US$7,400,000 (October 31, 2007 - NIL) on the facility.

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

4. Long-term Debt

($ in thousands)	October 31 2008	October 31 2007	January 31 2008
Senior notes [1]	$ 47,778	$ 55,037	$ 57,292
Revolving loan facilities [2]	98,215	-	41,919
Non-revolving loan facilities [3]	63,258	-	52,114
Notes payable [4]	1,851	-	1,726
Obligations under capital lease [5]	2,603	870	2,446
	213,705	55,907	155,497
Less: Current portion of long-term debt	48,671	17,805	18,633
	$ 165,034	$ 38,102	$ 136,864

(1) The US$39,000,000 senior notes mature on June 15, 2009 and bear an interest rate of 5.89% payable semi-annually. The notes are secured by a floating charge against the assets of the Company. The Company has entered into an interest rate swap resulting in floating interest costs on US$9,000,000 of its senior notes.

(2) Canadian operations have available extendible, committed, revolving loan facilities of $140,000,000 that mature on December 31, 2010. These facilities, which are extendible at the request of the Company and subject to lender approval, are secured by a floating charge on the assets of the Company and rank pari passu with the senior note holders. These facilities bear interest at Bankers' Acceptances plus stamping fees ranging from 50 basis points to 90 basis points or the Canadian prime rate. At October 31, 2008, the Company has drawn $98,215,000 on these facilities.

(3) International operations have available extendible, committed, non-revolving loan facilities of US$52,000,000 that mature on December 31, 2010. These facilities, which are extendible at the request of the Company and subject to lender approval, are secured by a floating charge against the assets of the Company and rank pari passu with the senior note holders. These facilities bear interest at LIBOR plus stamping fees ranging from 50 basis points to 90 basis points or the US prime rate. At October 31, 2008 the Company had drawn US$52,000,000 on these facilities.

(4) The notes payable in the amount of US$1,522,000 bear an interest rate of US prime plus 1% and have annual principal payments of US$267,000. The notes payable mature in 2013 and 2015.

(5) The obligation under capital leases of US$2,140,000 (October 31, 2007 - US$916,000) is repayable in blended principal and interest payments of US$634,000 annually.

5. Financial Instruments

The following table presents the carrying amount and the fair value of the Company's financial instruments. Amortized cost is calculated using the effective interest rate method. When financial instruments lack an available trading market, fair value is determined using management's estimates and is calculated using market factors for instruments with similar characteristics and risk profiles. These amounts represent point-in-time estimates and may not reflect fair value in the future. These calculations are subjective in nature, involve uncertainties and are a matter of significant judgment.

		Assets (Liabilities) Carried at Cost/Amortized Cost		Assets (Liabilities) Carried at Fair Value
As at October 31, 2008 ($ in thousands)	Maturity	Carrying Value	Fair Value	Carrying Value
Cash	Short-term	$ 28,121	$ 28,121	$ -
Accounts receivable	Short-term	59,676	59,676	-
Financial assets included in other assets	Long-term	5,037	5,037	-
Bank advances and short-term notes (Note 3)	Short-term	(9,002)	(9,002)	-
Accounts payable and accrued liabilities	Short-term	(104,011)	(104,011)	-
Financial derivative instruments [1]	Short-term	-	-	(154)
Current portion of long-term debt [1]	Short-term	(48,517)	(48,517)	-
Long-term debt (Note 4)	Long-term	(165,034)	(166,444)	-

(1) These items total $48,671 which comprises the current portion of long-term debt (Note 4).

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

As at October 31, 2007 ($ in thousands)	Maturity	Assets (Liabilities) Carried at Cost/Amortized Cost: Carrying Value	Assets (Liabilities) Carried at Cost/Amortized Cost: Fair Value	Assets (Liabilities) Carried at Fair Value: Carrying Value
Cash	Short-term	$ 25,719	$ 25,719	$ -
Accounts receivable	Short-term	60,541	60,541	-
Financial assets included in other assets	Long-term	4,727	4,727	-
Bank advances and short-term notes (Note 3)	Short-term	(72,409)	(72,409)	-
Accounts payable and accrued liabilities	Short-term	(73,565)	(73,565)	-
Financial derivative instruments (1)	Short-term	-	-	(6,014)
Current portion of long-term debt (1)	Short-term	(11,791)	(11,791)	-
Long-term debt (Note 4)	Long-term	(38,102)	(38,592)	-

(1) These items total $17,805 which comprises the current portion of long-term debt (Note 4).

The following summarizes the methods and assumptions used in estimating the fair value of the Company's financial instruments:
- The fair value of short-term financial instruments approximates their carrying amounts due to the relatively short period to maturity.
- The fair value of long-term debt with fixed interest rates is estimated by discounting the expected future cash flows using the current risk-free interest rate on an instrument with similar terms adjusted for an appropriate risk premium for the Company's credit profile.
- The financial derivative instruments have been marked to market using rates published by the financial institution which is counter-party to these contracts.

The Company recorded interest revenue of $123,000 for the three months ended October 31, 2008 (three months ended October 31, 2007 - $49,000 expense). For the nine months ended October 31, 2008, the Company recorded interest revenue of $197,000 (nine months ended October 31, 2007 - $89,000) and a foreign exchange gain of $7,000 (nine months ended October 31, 2007 loss - $251,000) included in cost of sales, selling, and administrative expenses on the Company's consolidated statements of earnings and retained earnings.

Financial Derivative Instruments

As at October 31, 2008 ($ in thousands)	Notional Value	Interest Rate	Fair Value
Interest rate swaps in effective fair value hedging relationship	US$9,000 (2007 - US$14,000)	LIBOR plus 1.87%	$ 154 (2007 - $196)
Cross-currency interest rate swaps in effective fair value hedging relationship	- (2007 - US$7,000)	B.A. plus 2.99%	- (2007 - $4,568)
Cross-currency interest rate swaps no longer in effective hedging relationship	- (2007 - US$2,000)	B.A. plus 3.16%	- (2007 - $1,250)

6. Unit Purchase Loan Plan

Loans issued to officers and senior management to purchase units under the unit purchase loan plan are treated as a reduction of equity. These loans are non-interest bearing and repayable from after tax distributions on the units purchased or if the person sells the units or leaves the Company. The loans are secured by a pledge of 655,777 units (October 31, 2007 - 719,302) of the Fund with a quoted value at October 31, 2008 of $11,148,000 (October 31, 2007 - $15,674,000). Loans receivable at October 31, 2008 of $11,407,000 (October 31, 2007 - $12,441,000) are recorded as a reduction of equity. The loans have terms of three or five years. The maximum value of the loans receivable under the plan is currently limited to $15,000,000.

7. Security Based Compensation

Deferred Unit Plan

The Fund has adopted the fair value method of accounting for security based compensation for the Trustee Deferred Unit Plan. The deferred unit plan compensation expense recorded for the three months ended October 31, 2008 is $260,000 (three months ended October 31, 2007 - $113,000 expense) and expense for the nine months ended October 31, 2008 is $276,000 (nine months ended October 31, 2007 - $428,000). The liability for the deferred unit plan is recorded in accounts payable and accrued liabilities on the Company's consolidated balance sheet and is adjusted to reflect the total number of deferred units outstanding multiplied by the closing unit price at the end of the period. The total number of deferred units outstanding at October 31, 2008 is 62,500 (October 31, 2007 - 37,976). There were no deferred units settled in cash during the period.

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

Unit Purchase Loan Plan

The Company has a unit purchase loan plan for officers and senior management whereby loans are granted to employees to purchase units of NWF (see Note 6). These loans are in substance similar to stock options and accordingly are accounted for as security based compensation in accordance with section 3870 of the CICA handbook.

There was $597,000 in compensation cost related to loans renewed under the unit purchase loan plan for the three months ended October 31, 2008 (three months ended October 31, 2007 - NIL) and for the nine months ending October 31, 2008 is $597,000 (nine months ending October 31, 2007 - $587,000). Compensation cost is recorded in cost of sales, selling and administrative expenses with a corresponding increase in contributed surplus. The compensation cost is a non-cash expense and has no impact on the distributions from the Fund. The units are purchased at market prices and are fully vested at the time the loan is exercised. The units are pledged as security against the loan and cannot be withdrawn from the plan until the principal amount of the loan is less than 65% or 80% of the market value of the units pledged as security or if the employee sells the units or leaves the Company. If the loan value as a percentage of the market value of the units pledged as security against the loan falls below the 65% to 80% threshold, the employee may reduce the number of units pledged equal to the market value in excess of the loan balance. Employees are required to make principal payments on the loan equal to the after-tax distributions on the units pledged as security.

The fair value of the compensation cost was estimated using the Black-Scholes model using the following assumptions:

	2008	2007
Loan maturity	2011	2010
Risk-free interest rate	2.3%	4.2%
Expected volatility	28.3%	25.7%

Long Term Incentive Plans

The Company implemented Long Term Incentive Plans (LTIPs) that provide for the granting of Restricted Share Units (RSU's) and Performance Share Units (PSU's) to officers and senior management. Each RSU entitles the participant to receive a cash payment equal to the market value of the number of notional units granted at the end of the vesting period. The RSU account for each participant includes the value of distributions from the Fund as if reinvested in additional RSU's. RSU awards vest with the employee on the third fiscal year-end following the date of the grant to which the award relates. Compensation expense is measured initially based on the fair market value of the Fund's units at the grant date and subsequently adjusted for additional units granted based on the reinvestment of notional distributions and the market value of the units at the end of the reporting period. The associated compensation expense is recognized over the vesting period based on the estimated total compensation to be paid out at the end of the vesting period.

Each PSU entitles the participant to receive a cash payment equal to the market value of the number of notional units granted at the end of the vesting period multiplied by factors related to the achievement of specific performance based criteria. The PSU account for each participant includes the value of distributions from the Fund as if reinvested in additional PSU's. PSU awards vest with the employee on the third fiscal year-end following the date of the grant to which the award relates. Compensation expense is measured initially based on the fair market value of the Fund's units at the grant date and subsequently adjusted for additional units granted based on the reinvestment of notional distributions and the market value of the units at the end of the reporting period. The associated compensation expense is recognized over the vesting period based on the estimated total compensation to be paid out at the end of the vesting period factoring in the probability of the performance criteria being met during that period.

Compensation costs related to the RSU's and PSU's for the three months ended October 31, 2008 are $450,000 and for the nine months ended October 31, 2008 are $1,572,000.

8. Accumulated other comprehensive income ($ in thousands)

	October 31 2008	October 31 2007	January 31 2008
Balance, beginning of period	**$ 2,014**	$ 4,682	$ 4,682
Other comprehensive income (loss)	**6,168**	(3,601)	(2,668)
Accumulated other comprehensive income, end of period	**8,182**	1,081	2,014
Retained earnings, end of period	**109,698**	100,536	100,526
Total accumulated other comprehensive income and retained earnings	**$ 117,880**	$ 101,617	$ 102,540

Accumulated other comprehensive income represents the net changes due to exchange rate fluctuations in the equivalent Canadian dollar book values of the net investment in self-sustaining foreign operations since the date of acquisition. A portion of the US denominated senior notes in the amount of US$39 million has been designated as a hedge against the foreign operations.

9. Employee Future Benefits

The Company's expense for employee future benefits is included in cost of sales, selling and administrative expenses. The expense for the defined benefit pension plan and the defined contribution pension plan for the three months ended October 31, 2008 is $750,000 (three months ended October 31, 2007 - $850,000) and the nine months ended October 31, 2008 is $2,250,000 (nine months ended October 31, 2007 - $2,850,000). The Company maintains an employee savings plan for substantially all of its U.S. employees and recorded an expense for the three months ended October 31, 2008 of US$97,000 (three months ended October 31, 2007 - US$56,000) and for the nine months ended October 31, 2008 of US$301,000 (nine months ended October 31, 2007 - US$149,000).

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

10. Distributions

The declaration of distributions from the Fund is subject to the terms of the Fund's Declaration of Trust and the discretion of the Board of Trustees. The distributions paid in cash for the three months ended October 31, 2008 is $15,481,000 (three months ended October 31, 2007 - $13,062,000) and nine months ending October 31, 2008 $52,248,000 including a special distribution of $5,805,000 paid on February 22, 2008 to unitholders of record on December 31, 2007 (nine months ending October 31, 2007 - $41,605,000 including a special distribution of $4,838,000 paid on February 23, 2007 to unitholders of record on December 31, 2006).

11. Segmented Information ($ in thousands)

The Company operates within the retail industry. The following information is presented for the two business segments:

	Three Months Ended October 31 2008	Three Months Ended October 31 2007	**Nine Months Ended October 31 2008**	Nine Months Ended October 31 2007
Sales				
Canada	**$ 225,961**	$ 211,867	**$ 663,579**	$ 614,359
International	**133,120**	43,848	**353,328**	132,121
Total	**$ 359,081**	$ 255,715	**$ 1,016,907**	$ 746,480
Net earnings before amortization, interest and income taxes				
Canada	**$ 23,743**	$ 22,501	**$ 66,519**	$ 61,866
International	**9,779**	4,953	**23,567**	13,175
Total	**$ 33,522**	$ 27,454	**$ 90,086**	$ 75,041
Net earnings before interest and income taxes				
Canada	**$ 17,711**	$ 16,898	**$ 48,446**	$ 45,250
International	**7,685**	4,042	**17,996**	10,231
Total	**$ 25,396**	$ 20,940	**$ 66,442**	$ 55,481
Total Assets				
Canada	**$ 404,784**	$ 398,056	**$ 404,784**	$ 398,056
International	**199,945**	66,378	**199,945**	66,378
Total	**$ 604,729**	$ 464,434	**$ 604,729**	$ 464,434

International includes the operations of Alaska Commercial Company, Cost-U-Less, Inc. which was acquired on December 13, 2007 (Note 13) and Span Alaska Enterprises, Inc. which was acquired on March 3, 2008 (Note 13). Included in Canadian total assets is property and equipment of $170,342 (October 31, 2007 - $162,472). International total assets includes property and equipment of $73,114 (October 31, 2007 - $29,927) and goodwill of $39,201 (October 31, 2007 - NIL).

12. Seasonality

The Company's business follows a seasonal pattern where historically the first quarter sales are the lowest and the fourth quarter sales are the highest, reflecting consumer holiday buying patterns. As a result, a disproportionate amount of total revenues and earnings are typically earned in the fourth quarter. Net earnings generally follow higher sales but can be dependent on markdown activity in key sales periods to reduce excess inventories. Net earnings are historically lower in the first quarter due to lower sales and fixed costs such as rent and overhead that apply uniformly throughout the year.

13. Business Acquisitions

On March 3, 2008, the Company acquired all of the issued and outstanding shares of privately owned Span Alaska Enterprises, Inc., a food and general merchandise distributor serving retail and wholesale customers in rural Alaska, for $6,190,000 in cash consideration plus contingent cash consideration of $1,466,000 paid during the three months ended October 31, 2008.

On December 13, 2007 the Company purchased all of the issued and outstanding shares of Cost-U-Less, Inc. a leading operator of mid-size warehouse format stores in remote island communities in the South Pacific and the Caribbean for $54,258,000 in cash consideration.

All acquisitions have been accounted for by the purchase method of accounting and the results of operations of each acquisition are included in the consolidated financial statements from their respective closing date. The purchase price has been allocated to the acquired assets based on estimates of their fair values as at the closing date. The final allocation of the purchase price is dependant on certain ongoing valuations which may result in changes to the assigned values or the recognition of other intangible assets.

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the fair value of the assets acquired and the liabilities assumed:

($ in thousands)	Span Alaska Enterprises, Inc. March 3, 2008	Cost-U-Less, Inc. December 13, 2007
Assets		
Cash	$ -	$ 3,043
Accounts receivable	2,284	1,030
Inventories	807	29,842
Prepaid expenses	17	729
Future income taxes	-	998
Property and equipment	104	27,963
Other assets	32	843
Goodwill	5,642	27,405
Total Assets	$ 8,886	$ 91,853
Liabilities		
Bank advances and short-term notes	$ -	$ 3,122
Accounts payable and accrued expenses	1,230	30,203
Current portion of long-term debt	-	611
Future income taxes	-	828
Long-term debt	-	2,831
Total Liabilities	$ 1,230	$ 37,595
Cash Consideration	$ 7,656	$ 54,258

Goodwill associated with the Cost-U-Less, Inc. acquisition is not deductible for tax purposes.

Goodwill associated with the Span Alaska Enterprises, Inc. acquisition is deductible for tax purposes.

14. Future Accounting Standards

The CICA has issued the following new accounting standards:

Goodwill and Intangible Assets

Section 3064 issued in February 2008, provides guidance on the recognition, measurement, presentation and disclosure for goodwill and intangible assets, other than initial recognition of goodwill and intangible assets acquired in a business combination. The standard is effective for fiscal periods beginning on or after October 1, 2008, and requires retroactive application to prior period financial statements. The Company is currently reviewing the impact of this standard and will adopt the standard commencing February 1, 2009.

International Financial Reporting Standards

The Canadian Accounting Standards Board requires all public companies to adopt International Financial Reporting Standards (IFRS) for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Companies will be required to provide IFRS comparative information for the previous fiscal year. The transition from Canadian Generally Accepted Accounting Principles to IFRS will be applicable for the Company's first quarter beginning February 1, 2011 when the Company will prepare both current and comparative financial statements using IFRS. The adoption of IFRS will have an impact on the financial statements of the Company. The Company is assessing the impact of implementing IFRS, developing implementation plans and investing in training and resources to facilitate a timely conversion.

15. Comparative Amounts

The comparative amounts have been reclassified to conform with the current year's presentation.

END